Memorandum of Offering

By

WOLFER FINANCE CORP

WOLFER FINANCE

The US-Based Blockchain Infrastructure & WEB3 Conglomerate Company!

May 2024

This Memorandum of Offering is for review by prospective investors of WOLFER FINANCE CORP on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by WOLFER FINANCE CORP, a DELAWARE Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $15,000 and a maximum of $2,500,000 by issuing fractionalized shares of its Common equity as Digital Security Tokens. If the offering has a Co-issuer, it is the Co-issuer which will issue fractionalized shares of its equity as Digital Security Tokens, and will use the proceeds to purchase the Issuer's Securities. These Digital Security Tokens are sold to investors by the Issuer on the Akemona platform. In order to purchase Digital Security Tokens, prospective investors must register on the Platform and may set up a digital wallet. Investors who do not want to use digital wallets may register as walletless investors.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION

FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum blockchain. If the Issuer reaches the target offering amount prior to the date of close of the subscription identified in the offering materials, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of the subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the subscription agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance. The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer’s business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives, and goals, its ability to control costs, statements relating to prices, volumes, operations, margins, and overall market trends.

When used herein, the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “project”, “seek”, “should”, “will”, “would” and similar expressions, as they relate to the Issuer or the Issuer’s management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer’s current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules, and regulations relating to any aspects of the Issuer’s business operations, general economic, market, and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the

Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties, and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing digital tokens in digital wallets of investors through the Ethereum or Polygon blockchain. During the subscription period, these digital tokens will represent investment commitments by investors. At the end of a successful offering, without requiring any further action by investors, the Issuer or Co-issuer will automatically convert tokens representing investment commitments into Digital Security Tokens, which are digital securities. These digital tokens are directly delivered to the digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining the security and confidentiality of their digital wallet password, secret phrase, and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. The Issuer or their transfer agent may charge a fee for the replacement of digital securities.

The Ethereum and Polygon blockchains keep all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of the blockchain it will use. Any investment

commitment tokens issued by Akemona will be valid only on the branch of the blockchain which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of the blockchain which will be valid for the digital securities in the event of a split of the blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested, and evolving technology. The Digital Security Token, an ERC20 standard token developed by Akemona, resides on the Ethereum or Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of Digital Security Tokens and bear the risks thereof. The Investor understands that the Digital Security Tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS.

TABLE OF CONTENTS

21. Legal Issues, Convictions or Disbarments

22. APPENDIX

1. OFFERING SUMMARY

Issuer	WOLFER FINANCE CORP
Type of Security	Fractionalized Common equity issued in the form of Digital Security Tokens directly deposited into investors' digital wallets. Walletless investors receive a certificate of investment.
Fractionalized Shares Per Token	1
Post-money Valuation	$5,000,000
Price Per Share	$500
Post-money Outstanding Shares (if all offered securities sold)	5,000
Target (minimum) Offering Amount	$15,000
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$2,500,000
Maximum Number of Digital Security Tokens Offered	5,125
Subscription Open Date	05-24-2024
Subscription Close Date	07-24-2024
Rolling Close	Yes
Price of each Digital Security Token	$500
Method for Determining Price on Purchase Date	The price of each common equity token is derived from the 50% of estimated enterprise value offered for tokenization divided by post-tokenization outstanding shares.
Minimum Investment Amount	$50
Purpose of the Fundraise	Capital investment
Transaction Processing Platform and Intermediary	Akemona, Inc.

Post-money valuation assumes that the offering is fully subscribed up to the maximum offering amount.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each Digital Security Token and fraction thereof. Transaction Charges as stated in the Subscription Agreement will not be refundable.

2. ISSUER INFORMATION

WOLFER FINANCE CORP (the "Issuer") is a business in the Other Services (except Public Administration) industry with its principal location at 1207 DELAWARE AVE STE 1489, WILMINGTON, DE 19806. WOLFER FINANCE CORP is organized as a Corporation in the United States under the jurisdiction of DELAWARE. WOLFER FINANCE CORP was established on the date 10-26-2023. The website of WOLFER FINANCE CORP is at wolfer.finance/.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.
- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.
- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.
- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).
- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms, and ammunition.
- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $1,952,379
- Total liabilities of the Issuer: $2,146,143
- Net worth of the Issuer: -$193,764
- Annual Revenue of the Issuer: $86,269

Co-issuer(s)

This offering has the following co-issuer(s).

- Wolfer Finance SPV LLC, located at 1207 Delaware Ave, Ste 1539, Wilmington, DE, was organized as a Limited Liability Company in the United States under the jurisdiction of DE in the year 2023. The website of Wolfer Finance SPV LLC is at wolfer.finance/.

The Co-issuer is a crowdfunding vehicle entity formed by the Issuer (under Rule 3a-9 of Regulation Crowdfunding) solely for the purpose of conducting this offering on behalf of the Issuer. The Co-issuer will issue securities for sale to investors in this offering and act as a conduit for investors to invest in the Issuer. The Co-issuer will use the proceeds of the securities it sells solely to purchase the securities offered by the Issuer. The Co-issuer will maintain a one-to-one relationship between the Issuer's securities it owns and the Co-issuer's securities outstanding to provide investors in the Co-issuer the same economic exposure as they had invested directly in the Issuer. The Co-issuer will issue securities with rights that are materially indistinguishable from the rights a direct investor in the Issuer would have. The Issuer has limited the Co-issuer's activities to that of acting solely as a conduit to directly hold the securities of the Issuer without the ability for independent investment decisions. The Co-issuer will redeem or offer to repurchase its securities if there is a liquidity event at the Issuer level, since its reason for existence will cease on the

occurrence of such liquidity event. There is no material difference between an investment in the Issuer and the Co-issuer.

3. LEADERSHIP TEAM

Founders

Drew Wolfer holds the position of CEO with the company.

Drew Wolfer holds the positions of CEO, President, Treasurer, and Secretary with the Issuer. Owner/Founder & CEO of Wolfer Finance Co-Founder & CEO of PreSend.io Owner/Creator of a Wholesale/Retail Business Owner/Creator of an Import & Export/Distribution Business Owner/Creator of a Social Media Brand (Drew Wolfer & Wolfer Finance) YouTube & Media Influencer Read & Listen To What Men's Journal, International Business Times, Maxim Magazine, Entrepreneur.com & Grit Daily Have To Say About Our Founder Drew Wolfer! Drew Wolfer is a Director and an Officer of the Issuer and has served in these roles since August 2022. Prior to working at Wolfer Finance and PreSend, Drew Wolfer was the Chief Executive Officer for Wolfer Enterprises, whose principal business ecommerce and wholesale/distribution of retail products. * Links to LinkedIn Profiles are provided to facilitate investor communication with Company founders. The information present on these individuals' LinkedIn Profiles is not a part of this Memorandum of Offering. Drew Wolfer is a Director of the Company.

Drew Wolfer is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/drewwolfer

Key Team Members

Craig Emslie holds the position of CMO with the company.

Craig Emslie holds the position of CMO with the company. Craig Emslie holds the position of CMO with the Issuer, a position he has held since January 2023. Since 2021, Craig Emslie has also been self employed as part of Click Profit, a Company which builds, manages and scales E-commerce stores. CMO of Wolfer Finance CMO of Presend Co-Founder of Click Profit Founder of Elevated Ventures CEO/Founder of Wine Import Business 8 Figure Clickfunnels Award Winner Entrepreneur by Nature, Marketing Expert by Design * Links to LinkedIn Profiles are provided to facilitate investor communication

with Company founders. The information present on these individuals' LinkedIn Profiles is not a part of this Memorandum of Offering. Craig Emslie is a Director and an Officer of the company.

Craig Emslie is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/craig-emslie95/

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
Nordic Alpha Holdings LLC (Controlled By Drew Wolfer)	Ownership interest	90%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant, or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: WOLFER FINANCE CORP

Type of Security Offered: Common equity and issued in the form of a digital security token

Price Per Share: $500

Fractionalized Shares Per Token: 1

Target (Minimum) Offering Amount: $15,000

If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $2,500,000

Post-money Valuation: $5,000,000

The post-money valuation is the sum of pre-money valuation (valuation of the Issuer before the fundraise) and the maximum offering amount. Post-money valuation assumes that the offering is fully subscribed up to the maximum offering amount.

Maximum Number of Securities to be Offered: 5,125

The maximum number of Digital Security Tokens to be offered is calculated by dividing the maximum offering amount by the price of each Digital Security Token on the subscription open date.

Subscription Open Date: 05-24-2024

Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 07-24-2024

Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do a rolling close, investors will receive a notification of the rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Price of Each Digital Security Token on Subscription Open Date: $500

Method for Determining Price: The price of each common equity token is derived from the estimated enterprise value divided by diluted shares, then adjusted for the share fraction each token represents.

Minimum Investment Amount: $50

Investor Perks Offered by the Issuer: Terms and conditions apply to the percentage of perk tokens issued based upon the date/time of investment, the availability of perk tokens, as well as the capacity of perk tokens. Perk tokens are made available once the offering has closed and are backed and redeemable 1:1 by USDC. The tiers go as follows: 10%, in perk tokens, for the first 2 weeks OR once $250,000 in investor funding is

raised. 8%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 6%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 4%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 2%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 0%, in perk tokens, once 6 weeks have passed OR $650,000 in investor funding is raised.

- Terms and conditions apply to the percentage of additional Digital Security Tokens issued to an investor based upon the date/time of investment, the availability of Digital Security Tokens, as well as the capacity of bonus Digital Security Tokens issued. Bonus Digital Security Tokens are made available once the offering has closed. This BONUS is only available for the first $250,000 worth of PreSend Digital Security Token investor funding proceeds. Investors will receive an additional $25 worth of PreSend tokens for the first $100 they invest, tokens become available after the offering closes. Terms and conditions apply. This BONUS closes once PreSend has reached $250,000 in funding.

There are Three Early Bird Bonuses available to investors.

BONUS #1:

For every investment, an investor will receive rewards tokens, backed and redeemable via USD Coin ("USDC") any time after the offering has closed. The percentage in rewards tokens given to the investor as a perk or rewards token (which effectively translates into a discount of that same percent on the investment) will be calculated as follows:

- **10%** of the amount invested during the first 14 days from the opening date or until the offering has raised $250,000, whichever comes first ("First Milestone").
- **8%** of the amount invested during the next seven days after the First Milestone or until the offering has raised $350,000, whichever comes first ("Second Milestone").
- **6%** of the amount invested during the next seven days after the Second Milestone or until the offering has raised $450,000, whichever comes first ("Third Milestone").
- **4%** of the amount invested during the next seven days after the Third Milestone or until the offering has raised $550,000, whichever comes first ("Fourth Milestone").
- **2%** of the amount invested during the next seven days after the Fourth Milestone or until the offering has raised $650,000, whichever comes first.

Rewards token will only be caculated on each investment. The above tiers will apply consecutively without any gaps between them, for a maximum total of $45,000 in perk tokens. As soon as one tier is completed, the next tier will kick-in immediately. Perk tokens will be distributed when the offering is closed. These will be redeemable in USDC. Instructions on how to redeem perk tokens will be emailed to investors.

BONUS #2:

For every $1,000 invested, an investor will receive an additional $100 worth of common stock Digital Security Tokens (representing 1/5thof a Share of Class B stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of Wolfer Finance common stock Digital Security Tokens sold, for a maximum total of $25,000 in additional common stock Digital Security Tokens (representing 50 shares of Class B stock) issued (if all of the first $250,000 invested are invested in $1,000 increments).

BONUS #3:

Each investors who invests at least $100 as their first investment will receive an additional $25 worth of common stock Digital Security Tokens (representing 1/20thof a Share of Class B stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of Wolfer Fiannce common stock Digital Security

Tokens sold, for a maximum total of $62,500 in additional common stock Digital Security Tokens (representing 125 shares of Class B stock) issued (if the first $250,000 invested consists of 2500, $100 investments).

Bonus reward tokens and Digital Security Tokens will be distributed after the close of offering. The decision of the issuer regarding the distribution of bonus Digital Security Tokens will be final.

Purpose of the Fundraise: Capital investment
Escrow Agent: Not set
Transfer Agent: OnchainTA
Applicable Law: Issued under Section 4(a)(6) of the U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding
Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."
Transaction Processing Platform and Intermediary: Akemona, Inc.
Intermediary's CIK: 0001748730
Intermediary's SEC File Number: 007-00173
CRD Number: 000299685
Intermediary's (Akemona's) Compensation: 5% of the amount raised
Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None
Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised
Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction.

6. TERMS OF SECURITIES

The Issuer is offering fractionalized equity shares as digital security tokens. Each digital security token will represent a Class C share of stock in PreSend, Inc., a Delaware Corporation, and will have a price of $500. The minimum purchase amount is $50 payable in USDC or through ACH, credit card, or wire transfer, which will entitle the investor to 1/10th of a digital security token/Class C Share. These Class C shares shall not be entitled to vote on Corporate actions but will be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and pro rata among the holders of Class A Stock and Class C Stock in proportion to the number of shares of Class A Stock and Class C Stock held by them. The right to receive dividends on shares of shall not be cumulative, and no right to dividends shall accrue to holders Class C Stock by reason of the fact that dividends on said shares are not declared or paid. The Issuer has currently authorized 50,000 shares of Class C Stock par value $0.001 per share, and has not issued any Class C Stock prior to the commencement of this offering. The Issuer is offering up to 5,000 Class C shares in this offering, with up to an additional 125 shares being issued as early bird bonuses, which (if all 5,125 units were issued) would leave 39,750 unissued shares which may be issued to raise capital, and which may be issued at a higher or lower price than $500/share; or issued in exchange for services. Additionally, the number of authorized shares of Class C Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote a majority of Class A and Class B stock (voting collectively), the majority of which is currently held directly by the Issuer's officers or indirectly by entities controlled by the Issuer's officers. It is the intent of the Issuer to periodically declare dividends such that, if all 5,125 shares are issued in this offering, the Class C stockholders will receive a cumulative 50% net profit share from the tokens they own. However, any such dividends are in no way guaranteed. Dividends are subject to the economic needs of the Issuer (as judged in the sole discretion of the Issuer's Board of Directors), will not be declared until the issuer becomes profitable, and if the Issuer does not become profitable (or ceases to be profitable at some point in the future) then it does not intend to make distributions. Additionally, this percentage may be reduced if the Issuer raises additional capital from investors by issuing Class C shares in subsequent offerings.

Additionally, all TokenHolders of the digital security tokens issued in this offering will receive fee free use of the PreSend Software via the Issuer's Extensions & WebApp. This benefit will extend only to the initial purchasers of the Issuer's digital security tokens / Class C Stock and will not extend to any secondary market purchasers.

Transfer Restrictions:

Except in connection with a Transfer to a "Permitted Transferee" (defined below, but generally relatives and entities owned by or set up for the benefit of relatives), transfers of the Issuer's digital security tokens / Class C Stock is only permitted if such transfer is approved by the Issuer's Board of Directors. Any attempt to transfer without such approval will be null and void. The Board of Directors will only approve transfers if the proposed transferee signs the Issuer's then in force stockholder agreement. The Board of Directors may also require an opinion of counsel that neither registration nor qualification under the Securities Act and applicable state securities laws is required in connection with such Transfer.

The Stockholders Agreement defines "Permitted Transferee" is defined as (A) the spouse, parent, sibling or lineal descendants (but not minor children) of such Stockholder, (B) any trust created solely for the benefit of such Stockholder, the spouse, parent, sibling or lineal descendants of such Stockholder, or such Stockholder's estate, (C) any entity in which such Stockholder, or the spouse, parent, sibling or lineal descendants of such Stockholder, are the direct and beneficial owners of all of the equity interests (provided such Stockholder, spouse, parent, sibling and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), (D) upon such Stockholder's death, the legatees or beneficiaries of such Stockholder, or the personal representatives of such Stockholder for the purposes of administration of such Stockholder's estate, or (E) upon such Stockholder's adjudicated incapacity, the personal representatives of such Stockholder for purposes of the protection and management of the assets of such Stockholder.

Drag Along Rights:

In the event that the Board of Directors, Wolfer Finance Inc., and the holders of a majority of the Issuer's Class A and Class B stock agree to an "Approved Sale" (by the sale of Capital Stock, Sale or License of substantially all of the Company's assets, or merger/ consolidation with another Company), then all Stockholders (including the Class C stockholders who purchased in this offering) are required to sell their shares at the agreed upon price and take all reasonably necessary actions to effect consummation of any Approved Sale. In particular Class C stockholders are required to:

(a) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged;

(b) waive any dissenters', appraisal or similar rights with respect to the Approved Sale,

(c) if the Approved Sale is a sale of shares of Capital Stock, agree to sell all of their shares on the terms and conditions of the Approved Sale and

(d) refrain from asserting any claim or commencing any suit (1) challenging the Approved Sale or this Agreement or (2) alleging a breach of any fiduciary duty of the Requisite Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Approved Sale or the consummation of the transactions contemplated thereby.

Electronic Communication:

The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all communications promptly.

Modification to the Terms of the Securities Being Offered:

The Issuer can modify the terms of securities offered up to 10 days before the close of the subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors, and reconfirmation of investment from all the investors.

7. TOKEN PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin*) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

* This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, payment card fee, wire transfer fee, gas on Ethereum, Polygon or another blockchain platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within five business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

This is an investment opportunity offered out to both accredited & non-accredited investors.

Wolfer Finance, Corp is selling and issuing Class B shares represented by Digital Security Tokens on the Akemona platform to raise funds for capital investment into a variety of potential business ventures, the utilization of which will be at the sole discretion of Drew Wolfer and depend upon market conditions and available opportunities. The potential business ventures being considered include:

- Blockchain infrastructure such as master & validator nodes
- Potential digital currency mining
- subsidiary & management opportunities inside of the WEB3 and traditional "real world" business space

The Issuer first raised money in 2022 through the sale of NFTs for $500 each ("2022 NFTs"), which it primarily utilized to set up a number of Master & Validator nodes. The Issuer intends to make regular distributions to the the Class B shareholders who purchase in this offering and the holders of the 2022 NFTs. Such distributions will be net of expenses, including salaries paid to Drew Wolfer and any other Issuer employees (which will be set at the sole discretion of Drew Wolfer) and any payments on debt issued to redeem out 2022 NFT holders (see Section 20 for more details). The Issuer intends to distribute approximately 50% of its net profits to the Class B shareholders and 2022 NFT holders, collectively considered as a single group (with each 2022 NFT being weighted the same as a Class B share), and invest the other 50% of net profits into its business ventures, as well as other operational & company expenses that our business model incurs as a requirement of operating such a conglomerate!


WHAT DO INVESTORS RECEIVE?
WHAT INVESTORS RECEIVE!
$
50%
VESTED INTEREST
DIGITAL SECURITY
PROFIT SHARE
$WOLFER Tokens Give You A Vested Interest In Wolfer Finance! All Wolfer Tokenholders Receive Up To 50% NET PROFIT SHARE from the TOKENS they own, cumulatively!
You Now Own A VESTED INTEREST In The WOLFER FINANCE Company! Your INVESTMENT Is Represented By The Digital Security Token! THANK YOU For Your Vote Of Confidence In Our Institution!
WOLFER FINANCE Tokenholders Receive Up To 50% NET PROFIT SHARE from the TOKENS they own, cumulatively!

1. Holders of Wolfer Tokens, whether purchasers of Class B Shares in this Offering or 2022 NFT holders, are eligible for up to 50% of the net profit, less capital expenditures, of Wolfer Finance as determined by the board of directors. Distributions of Wolfer Finance profits are contingent on success of the business and will be determined by the board of directors.
    1. **A Digital Security Token** VESTED INTEREST! These Digital Security Tokens represent Class B shares in Wolfer Finance, Corp.
    2. **PROFIT SHARE!** Wolfer Finance Investors/Tokenholders (including purchasers of Class B shares in this offering and holders of the 2022 NFTs) up

to **50.00% NET PROFIT SHARE**

3. **COMMON STOCK!** You Now Own Common Stock In The Wolfer Finance, Corp Company! Your Vested Interest In Our Company Is Represented By The Digital Security Token! Thank You For Your Vote Of Confidence In Our Institution!



SPECIAL BONUSES!
EARLY BIRD BONUSES!
%
$
$25
DISCOUNT[2]
BONUS SHARES[3]
WELCOME BONUS[3]
For every $100 you invest in the first 2 weeks, you will receive $10 in rewards tokens, backed and redeemable 1:1 via USDC any time after the offering has closed! This is essentially a potential 10% BONUS on your investment![2]
Every $1,000 you invest also secures you an EXTRA BONUS OF $100 worth of Wolfer Finance COMPANY DIGITAL SECURITY TOKENS! This is a potential 10% EXTRA BONUS on your tokens & INVESTMENT![3]
For the FIRST $100 you invest also secures you an EXTRA $25 worth of Wolfer Finance company tokens! This is a potential 25% EXTRA BONUS on your initial $100 worth of tokens & investment![3]

2. Terms and conditions apply to the percentage of perk tokens issued based upon the date/time of investment, the availability of perk tokens, as well as the capacity of perk tokens. Perk tokens are made available once the offering has closed and are backed and redeemable 1:1 by USDC. The tiers go as follows: 10%, in perk tokens, for the first 2 weeks OR once $250,000 in investor funding is raised. 8%, in perk

tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 6%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 4%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 2%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 0%, in perk tokens, once 6 weeks have passed OR $650,000 in investor funding is raised.

3. Terms and conditions apply to the percentage of additional Digital Security Tokens issued to an investor based upon the date/time of investment, the availability of Digital Security Tokens, as well as the capacity of bonus Digital Security Tokens issued. Bonus Digital Security Tokens are made available once the offering has closed. This BONUS is only available for the first $250,000 worth of PreSend Digital Security Token investor funding proceeds. Investors will receive an additional $25 worth of PreSend tokens for the first $100 they invest, tokens become available after the offering closes. Terms and conditions apply. This BONUS closes once PreSend has reached $250,000 in funding.

There are Three Early Bird Bonuses available to investors.

BONUS #1:

For every investment, an investor will receive rewards tokens, backed and redeemable via USD Coin ("USDC") any time after the offering has closed. The percentage in rewards tokens given to the investor as a perk or rewards token (which effectively translates into a discount of that same percent on the investment) will be calculated as follows:

- **10%** of the amount invested during the first 14 days from the opening date or until the offering has raised $250,000, whichever comes first ("First Milestone").
- **8%** of the amount invested during the next seven days after the First Milestone or until the offering has raised $350,000, whichever comes first ("Second Milestone").
- **6%** of the amount invested during the next seven days after the Second Milestone or until the offering has raised $450,000, whichever comes first ("Third Milestone").

- **4%** of the amount invested during the next seven days after the Third Milestone or until the offering has raised $550,000, whichever comes first ("Fourth Milestone").
- **2%** of the amount invested during the next seven days after the Fourth Milestone or until the offering has raised $650,000, whichever comes first.

Rewards token will only be caculated on each investment. The above tiers will apply consecutively without any gaps between them, for a maximum total of $45,000 in perk tokens. As soon as one tier is completed, the next tier will kick-in immediately. Perk tokens will be distributed when the offering is closed. These will be redeemable in USDC. Instructions on how to redeem perk tokens will be emailed to investors.

BONUS #2:

For every $1,000 invested, an investor will receive an additional $100 worth of common stock Digital Security Tokens (representing 1/5thof a Share of Class B stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of Wolfer Finance common stock Digital Security Tokens sold, for a maximum total of $25,000 in additional common stock Digital Security Tokens (representing 50 shares of Class B stock) issued (if all of the first $250,000 invested are invested in $1,000 increments).

BONUS #3:

Each investors who invests at least $100 as their first investment will receive an additional $25 worth of common stock Digital Security Tokens (representing 1/20thof a Share of Class B stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of Wolfer Fiannce common stock Digital Security Tokens sold, for a maximum total of $62,500 in additional common stock Digital Security Tokens (representing 125 shares of Class B stock) issued (if the first $250,000 invested consists of 2500, $100 investments).

Bonus reward tokens and Digital Security Tokens will be distributed after the close of offering. The decision of the issuer regarding the distribution of bonus Digital Security

Tokens will be final.


BUSINESS MODEL / REVENUE
MASTER & VALIDATOR NODES
(An "On-Chain" Real Estate Company)
~12% APR
COST ~$142K
WORTH ~$300K
~7-8% APR
COST ~$208K
WORTH ~$700K
~4-5% APR
COST ~$141K
WORTH ~$400K
~7-8% APR
COST ~$185K
WORTH ~$350K
1. We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins) & host those node licenses, softwares, and data on our servers (our house).
2. We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
3. Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
4. Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
5. Our income/interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your card).
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

* The above APYs are based on actual historical performance of Wolfer Finance's Master & Validator Notes between August 2022 and August 2023. APRs listed are Cash on Cash returns based on the USD price at which Master & Validator Nodes were purchased and the USD value of the tokens received as gas fees at the time of receipt. All of the variables that go into producing these APRs are subject to change based on market conditions; past performance is not a guarantee of future results.

Validators and master nodes are best described similar to an "on-chain" real estate company.

- We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins)
- We then host those node licenses, software, and data on our servers (our house).
- We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
- Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
- Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
- Our income and interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your credit/debit card).

The revenue our validator and master nodes generate APRs and values are subject to change with market conditions, as is the distribution of the portfolio/assets.

What Is A MasterNode?

Masternodes are one half of the Proof of Work blockchains such as, Bitcoin, Litecoin, FLUX, etcetera.

Unlike regular nodes, master nodes do not add new blocks of transactions to the blockchain. Instead, they store the data of new blocks that verified by the miners and perform special roles in governance.

One of the major roles of a masternode is to store every block, piece of data, & blockchain transaction all the way back to the very first block & transaction on the specific blockchain, on the masternode operator's own private servers.

Why Do MasterNodes Matter?

There are hundreds, if not thousands, of masternodes supporting any given blockchain network. This is how the blockchains stay operational 24 hours a day, and rarely have network outages, while also keeping the blockchain decentralized and secure.

Masternodes are what make the blockchain trackable. Since every masternode houses all data from that blockchain from the blockchain's inception, if that node were to ever disconnect from the network there are always other nodes running & storing the blockchain data.

Masternodes often require expensive collateral and server memory to host. The masternode operator collateralizes their blockchain coin asset, runs/hosts the masternode on their own servers that meet the specific hardware requirements, store the data, and are then rewarded for hosting the blockchain. Most masternodes' coin collateral requirements are the same for every masternode on the network.

What Is The Reward For Master Nodes?

Predominantly, there is a 50/50 split between miners that algorithmically solve the blocks, and the masternodes that store them.

Masternodes are rewarded in the blockchain native coin as long as they are connected to & hosting the network. They are essentially paid a part of the "fees" (or gas) blockchain transactions bring in (usually 50%) from users that are sending coins/tokens on the network.

What Is A Validator Node?

Validator nodes are the entirety of the "Proof of Stake" blockchains such as Ethereum, Avalanche, Binance Smart Chain, etcetera. This means there is NO MINING on Validation Chains like Ethereum.

Validators do not algorithmically solve new blocks of transactions via mining. Instead, they validate new blocks, store the blockchain data, vote on proposals on the network, and validate transactions like a traditional miner would.

One of the major roles of a validator node is to store every block, piece of data, & blockchain transaction all the way back to the very first block & transaction on the specific blockchain, on the validator operator's own private servers.

Why Do Validator Nodes Matter?

There are dozens (and sometimes hundreds, if not thousands) of validator nodes supporting any given Proof of Stake network. This is how the blockchains stay operational 24 hours a day, and rarely have network outages.

These Validator nodes are what make the blockchain trackable and decentralized, and actually authenticate all of its transactions.

Since every validator node houses all data from that blockchain from the blockchain's inception, if that validator were to ever disconnect from the network there are always other nodes running & storing the blockchain data.

Validator nodes have a minimum coin collateral requirement, usually very expensive (for example: AVAX is 2,000 coins, ETH is 32 coins, FTM is 500,000 coins), and certain high level server memory requirements to host.

The validator node operator collateralizes their blockchain coin asset, runs the validation program on their own servers that meet the specific hardware requirements, validates blocks that decrypt the transactions, stores the data, and then are rewarded for hosting & validating the blockchain via their share of the "gas" fees on the chain.

What Is The Reward For Validator Nodes?

Predominantly, validators generate anywhere from 5% to 20% APR (without taking into account price appreciation) for validating the transaction blocks and storing the data.

Some validators have more fluid APRs that are dependent upon the size of their stake compared to the other validators, their reputation of validation (whether or not they missed any attestations), their validator "network up-time", their staked period (how long their coins are staked & locked for), among other factors.

Validator nodes are rewarded in the blockchain native coin as long as they are connected to & hosting the network during their specific attestation periods for every epoch that is delegated to them.

Put simply, they are paid a portion of the "gas fees" that blockchain transactions bring in from users that are sending coins/tokens on the network the operator is helping host. The more transactions on the chain, the higher the reward for validation.


PENDING
PATENTED
PENDING
THE WOLFER FINANCE NETWORK
PRESEND
Wolfer Finance has potential access to early stage technology companies & startups (as subsidiaries) due to our CEOs MULTI-BILLION DOLLAR NETWORK of high net worth individuals.
SUBSIDIARY BUSINESS PORTFOLIO
Wolfer Finance already owns & manages a subsidiary silicon valley style software start-up, PreSend, with 2 Pending Patents. This is what we plan to accomplish through our service based business model, building an equity and management portfolio of companies in the WEB3 space!
Proofed by Hacken
Smart Contract Audit
9.95/10 SECURITY SCORE

Current Subsidiary Business

Wolfer Finance already owns and manages a subsidiary**SILICON VALLEY STYLE SOFTWARE START-UP**,**PreSend**, with 2 **PENDING PATENTS, and expects to**

receive 10% of the net revenue generated by PreSend (another 22.5% is expected to be distributed to company stakeholders, with the remainder reinvested in the business).

Whether these patents will be granted is still uncertain; it is possible that these patents will not be issued, or, if issued, will ultimately be determined to be unenforceable in certain jurisdictions. And even if the patents are issued, PreSend may not be able to secure institutional partnerships or otherwise gain market acceptance for any number of reasons. However, it could potentially be very fruitful for Wolfer Finance if PreSend is issued its patents and secures revenue generating partnerships with the top blockchain based wallets & exchanges, as well as if it is ever acquired by a large institution.


INCOME DISTRIBUTION
50%
PROFIT SHARE
50% of net income is allocated for distribution to the investors as their portion of the profit share for their vested interest in Wolfer!
50%
COMPOUNDING
50% of net income is reallocated into our existing assets and/or securing new assets to generate more income for the company.

(1) Holders of Wolfer Tokens, whether purchasers of Class B Shares in this Offering or 2022 NFT holders, are eligible for up to 50% of the net profit, less capital expenditures, of Wolfer Finance as determined by the board of directors. Distributions of Wolfer Finance profits are contingent on success of the business and will be determined by the board of directors.

1. Wolfer Finance intends to allocate **50%** of its profits every single month to**securing new assets that generate us more profits**from our increasing business operations. This is what we would "define" (in our opinion) as the real**"auto-compounding"**, which helps our company**scale our business operations and revenues**over time without having to raise more capital every single year.
2. Wolfer Finance intends to allocate up to**50%**of its profits to**investor profit share and/or dividends**for our cumulative tokenholders.[1]

Wolfer Finance makes no assertions, nor guarantees, that every month will be profitable. There is risk involved in the blockchain markets and having non-profitable months can hinder the growth or success of Wolfer Finance and have a negative effect on investors and their returns.


POTENTIAL CRYPTO CURRENCY MINING
Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct
When this gas cannot be feasibly collected for use due to economic or technical constraints, it is burned in a flare system to reduce the hazards associated with its release into the atmosphere.
Wolfer Finance has potential access to a property that already has oil wells & flare gas infrastructure to help support a mining operation.
Wolfer Finance, through its network, has access to a site that has oil wells & flare gas infrastructure already built, as well as access to land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0.01 per kw/h as humanly possible!
Higher Profits Due To Reduced Electricity Costs: Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
Remote Operation & Site-Ready: Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
Reduce Carbon Footprint: By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

<u>**Potential Cryptocurrency Mining Through Flare Gas Access (Possible New Subsidiary Business)**</u>

We have a potential**cryptocurrency mining opportunity,**that could proven to potentially be lucrative for our company. This opportunity is**mining cryptocurrency like BTC,**

LTC, DOGE,for example, using**flare gas technology.**

WHAT IS FLARE GAS CRYPTOCURRENCY MINING?

- **The What:**Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct.
- **The Why:**Wolfer Finance has potential (not-guaranteed) access to a property that already has oil wells & flare gas infrastructure to help support a mining operation. The Property is currently owned and operated by a member of Drew Wolfer's family.
- **The How:**Wolfer Finance, through its network, is negotiating potential access to a site that has oil wells & flare gas infrastructure already built, as well as access to land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0.01 per kw/h as humanly possible!

WHAT THIS MEANS FOR WOLFER FINANCE

- **Higher Profits Due To Reduced Electricity Costs:**Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
- **Remote Operation & Site-Ready:**Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
- **Reduce Carbon Footprint:**By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

Wolfer Finance is not an investment company or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", et cetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend and future subsidiaries are referred to as subsidiary companies. Wolfer Finance is not a private equity or venture capital company.



POTENTIAL RESIDENTIAL/COMERCIAL REAL ESTATE
We're have the potential to further diversify our business by branching out into a subsidiary real estate company, potentially in our future!
We have the opportunity to help manage and operate an already established residential real estate business that buys/sells residential real estate, as well as has the ability and opportunity for residential real estate development for both short term flips, and long-term income generating assets (in this example: Wolfer Finance would own and lease/rent out the properties).
Their track record speaks volumes, with consistent project completions that not only meet, but often exceed, the anticipated 25% profit margin per 9-month flip or residential build.
By joining forces, Wolfer Finance can leverage our partner's proven strategies and market insights, while adding our expertise in project management and investment optimization.
WHY THIS MATTERS?
Short-Term Commitment, Long-Term Gains: A 9-month flip cycle ensures our capital isn't tied up for long, making it a perfect opportunity for investors seeking both agility and profitability in their portfolio.
Verified Success Model: Our partner has already achieving success in this domain.
We're not just proposing a theoretical model: We're inviting you to be part of a proven success story, while helping to manage the company along its entire trajectory and involvement.
Scalability: Multiple flips and developments can happen per year. Those potential profits can be compounded into new deals and assets immediately, and the real estate market allows us to scale almost infinitely.

POTENTIAL REAL ESTATE MANAGEMENT (Possible New Subsidiary Business)

- We have opportunities to collaborate with a potential residential real estate partner, as well as many potential commercial real estate partners in our network.
- We have the opportunity to help manage and operate an already established residential real estate business that buys/sells residential real estate, as well as has the ability and opportunity for residential real estate development for both short term flips, and long-term income generating assets (in this example: Wolfer Finance would own and lease/rent out the properties).
- Our potential residential real estate partner's track record speaks volumes, with consistent project completions.
- By joining forces, Wolfer Finance can leverage our partner's proven strategies and market insights, while adding our expertise in project management and investment optimization.

WHY THIS MATTERS

- **Short-Term Commitment, Long-Term Gains:**A 9-month flip cycle ensures our capital isn't tied up for long, making it a perfect opportunity for investors seeking both agility and profitability in their portfolio.
- **Verified Success Model:**Our partner is already achieving success in this domain.
- **We're not just proposing a theoretical model:**We're inviting you to be part of this potential future subsidiary business!
- **Scalability:**Multiple flips and developments can happen per year. Those potential profits can be compounded into new properties and deals immediately, and the real estate market should allow us to scale almost infinitely.

*There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this

offering & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.*

APRs are estimates and are based upon previous performance of our potential real estate partner from the past. Actual performance will be heavily impacted by market conditions; past performance is not a guarantee of future results.



POTENTIAL OIL PRODUCTION
Wolfer Finance has a potential subsidiary ownership and management opportunity to potentially produce millions of barrels of oil over the coming years!
Our CEO has a property, in the family, that already has oil wells on it! This is the same property discussed in the "potential digital currency mining section". This potential subsidiary is contingent upon due diligence, contracts, leasing agreements, as well as many other factors, and is not a guarantee to come to fruition.
THE OPPORTUNITY
Potentially drill 3-4 different oil wells, on the same property, and extract the oil out of the ground to send off to the oil partners for production.
This business is already in operation due to the fact that they have already drilled previous wells on this property in different locations.
All network partners and infrastructure are already in place for this company to start producing oil as soon as potentially 90 days after breaking ground on the 3-4 new potential wells.
PREVIOUS PRODUCTION STATISTICS
This property has already been producing oil for over 10 years This property is a family owned property of the CEO of Wolfer Finance, Drew Wolfer.
Many oil wells pump for well over 20-30 years and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil from the ground!
WHY THIS MATTERS?
Wolfer Finance, if it is involved, will be a preferred equity owner in the oil production company, and as a management company, will also be an operator of the oil production company and wells so as to ensure the proper management of our time investment, capital, and potential profits.
If this opportunity comes to fruition, our company will be INVOLVED, managing the company from a "C-Suite or Board" type level, not just a silent partner
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial

<u>POTENTIAL OIL PRODUCTION OPPORTUNITY (Potential New Subsidiary Business)</u>

- Wolfer Finance has a potential**subsidiary ownership and management opportunity**to potentially**produce oil over the coming years!**
- Our CEO has a property, in the family, that already has oil wells on it! This is the same property discussed in the "potential digital currency mining section".

<u>THE OPPORTUNITY:</u>

- **Potentially drill 3-4 different oil wells,**on the same property, and extract the oil out of the ground to send off to the oil partners for production.
- **This business is plug and play,**as it is already in operation due to the fact that they have already drilled previous wells on this property in different locations.
- **All network partners and infrastructure are already in place**for this company to start producing oil as soon as**potentially 90 days after breaking ground on the 3-4 new potential wells.**

PREVIOUS PRODUCTION STATISTICS:

- This property has already**been in operation for over10 years.**
- **Many oil wells pump for well over 20-30 years**and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
- This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil out of the ground!

WHY THIS MATTERS?

- **Wolfer Finance,**if it is involved,**will be a preferred equity owner in the oil production company,**and as a management company, will also**be an operator of the oil production company**and wells so as to ensure the**proper management of our time investment, capital, and potential profits.**
- If this opportunity comes to fruition,**our company will be INVOLVED, managing the company from a "CSuite or Board" type level, not just a silent partner.**

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

APRs are estimates and are based upon previous performance of our potential oil partner from the past 10+ years. Actual performance will be heavily impacted by market conditions; past performance is not a guarantee of future results.



POTENTIAL FUTURE ASSETS/BUSINESS MODELS
APPROX 30%
APPROX 15%
APPROX 25%
PHYSICAL BUSINESS MODELS
Physical Assets
(Precious Metals, Etcetera)
Physical Businesses
(Storage Unit Facilities, Long-Term Revenue)
Software as a Service
Regulation as a Service
Marketing as a Service
Media Management as a Service
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.



POTENTIAL FUTURE MASTER / VALIDATOR NODES
~15% APR
~22% APR
~11% APR
~14.4% APR
~8% APR
~7% APR
~15% APR
~20% APR
~9% APR
~11% APR
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures any of the above mentioned assets or contracts for the above mentioned potential scenarios & business models. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture. All capital allocation will be determined by the Board of Directors at the time of capital allocation, into the best suited vehicles to deploy the capital into.

APRs are subject to change with market conditions.

APRs are estimates and are based upon stats gathered from allnodes.com & nicehash.com in 2023, the Issuer's management has not independently verified these return projections. The past is not a guarantee of future performance. Actual performance will be heavily impacted by market conditions; past performance is not a guarantee of future results.

All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here. Our "Portfolio" refers to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.

COMPETITIVE ADVANTAGES


ACCESS TO TOP TIER ASSETS
The main problem with these income generation vessels is that there are vast barriers to entering these markets for the lay person, but not with the solution and opportunity that are presented to you in Wolfer Finance.
PROVEN TRACK RECORD
Wolfer Finance has been in operation since 2022, and have been consistently generating income from validating transactions and storing the blockchain data for the ETH, AVAX, FTM, & FLUX blockchains.
INVESTMENT SECURITY
Our compliant digital security & the regulations that come along with CF offerings can give "peace of mind" to our investors. Go check our track record, it's all accounted for and transparent since inception on our treasury page!
TECHNICAL KNOWLEDGE & BARRIERS TO ENTRY!
There are technological requirements to set up and maintain miners, command line and technical requirements to run and maintain validator and master nodes, not to mention the tens of thousands of dollars in upfront cost to buy miners and own validator and master nodes.
ETH Validators cost close to $100,000 at present, an AVAX validator costs over $100,000! Our FTM validator cost over 500,000 FTM tokens valued at over $400,000, and even the FLUX masternodes cost a whopping $40,000+ per node
These are the reasons that the retail investor cannot access these vehicles and income generation methods, but through investing in Wolfer Finance these retail investors do have exposure to these top tier asset classes in the blockchain space!

- **PROVEN TRACK RECORD:**Wolfer Finance has been in operation since 2022, and our master/validator nodes have been consistently generating income from validating transactions and storing the blockchain data for the Ethereum, Avalanche, Fantom Opera Network, & FLUX blockchains.
- **INVESTMENT SECURITY:**Our compliant digital security & regulated CF offering helps give our investors peace of mind. Go check our track record, it's all accounted for and transparent since inception on our treasury page at .
- Note that links to Wolfer Finance webpages are provided to give investors ability to verify the Company's current assets using publicly available date. The information present on the Company's website is not a part of this Offering Statement.
- **TECHNICAL KNOWLEDGE & BARRIERS TO ENTRY:**There are technological requirements to set up and maintain miners, command line and technical requirements to run and maintain validator and master nodes, not to mention the tens of thousands of dollars in upfront cost to buy miners and own validator and master nodes.

1. Ethereum Validators cost close to $100,000 at present due to the required collateral coins
2. Avalanche validator costs around $70,000 to own/host due to the required collateral coins
3. Our FTM validator cost over 500,000 FTM tokens valued at over $120,000 due to the required collateral coins
4. Even the FLUX masternodes cost a whopping $20,000+ per node to host. due to the required collateral coins.
5. These prices don't even account for the cost of the server space to actually host/run the node & store the data from inception.
6. These are the reasons that the retail investor cannot access these vehicles and income generation methods, but through investing in Wolfer Finance these retail investors do have exposure to these top tier asset classes in the blockchain space!

All quoted prices and values of underlying required collateral coins are subject to change and fluctuations due to market conditions and coins prices.

MARKET/ASSET POTENTIAL

IF A BULL RUN ENSUES

	ETHEREUM	AVALANCHE	FLUX	FANTOM OPERA
APR	~4-5%	~7-8%	~12%	~7-8%
WOLFER FINANCE AVERAGE COIN BUY PRICE	$1,100	$15	$0.45	$0.23
CURRENT PRICE	$4,000	$54.00	$1.20	$0.83
ALL TIME HIGH PRICE	$4,810	$129	$3.02	$3.30
POTENTIAL ROI AT ATH	437% (4.4X)	860% (8.6X)	667% (6.7X)	1,435% (14.4X)
POTENTIAL APR AT ATH	16.5%	60%	80%	100%
POTENTIAL PROFIT ON ASSET APPRECIATION ATH (Per $100K Invested)	$437K (PER $100K INVESTED)	$860K (PER $100K INVESTED)	$667k (PER $100K INVESTED)	$1.435M (PER $100K INVESTED)
POTENTIAL ROI AT 2X ATH	874% (8.7X)	1,720% (17.2X)	1,334% (13.3X)	2,880% (28.8X)
POTENTIAL PROFIT ON ASSET APPRECIATION AT 2X ATH (Per $100K Invested)	$874K (PER $100K INVESTED)	$1.72M (PER $100K INVESTED)	$1.33M (PER $100K INVESTED)	$2.87M (PER $100K INVESTED)

*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Applicable, But Are Simply Projections. All calculations of APR & ROI are with respect to the Wolfer Finance ROI & APR. Net Profits / ROI for investors will be different & also based upon the valuation of assets when they joined the company."Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio [illegible]

Wolfer Finance already has a 7-Figure portfolio of master / validator nodes / assets that survived the bear market of 2022/2023. The above graphic shows what our portfolio could look like if the above parameters are met in the future.

All quoted prices and values of underlying required collateral coins are subject to change and fluctuations due to market conditions and coins prices. This table does not insinuate or guarantee a bullrun will ensue for blockchain or the above listed assets. This table is based upon simple mathematical calculations of a possible scenario where these coins/tokens reach their previous all time high prices, and/or double their previous all time high prices, and by no means constitutes any guarantees that this will happen any time in the future. This table illustrates the potential values of each master/validator node, the underlying coin, the value of each $100,000 invested into the required collateral assets to run/host the above mentioned master/validator nodes, the potential APRs on the initial capital invested at those ATH or 2x ATH prices, etcetera.

Company Overview

- Wolfer Finance launched its company in 2022. We did our launch during an extended bear market that saw crashes by the likes of Terra Luna, during all of the banking fiat currency lending crises, the war in the Ukraine of 2023, and we are still here and we are not stopping any time soon.
- We survived the FTX crash, as well as an over 2 year bear market. Our validators were up and running, generating income every day during all of those worldly & financial crises!
- We weathered the storm, with our portfolio intact, and we believe (in our humble opinions) that if we can survive those types of economic and worldly conditions then the future is bright for our investors and company!


MASTER & VALIDATOR NODES
(An "On-Chain" Real Estate Company)
~12% APR
COST ~$142K
WORTH ~$300K
~7-8% APR
COST ~$208K
WORTH ~$700K
~4-5% APR
COST ~$141K
WORTH ~$400K
~7-8% APR
COST ~$185K
WORTH ~$350K
1. We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins) & host those node licenses, softwares, and data on our servers (our house).
2. We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
3. Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
4. Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
5. Our income/interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your card).
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.
Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

The capital committed during this offering is used to secure blockchain assets such as master & validator nodes, blockchain miners, and other infrastructure & subsidiary/management opportunities in order to provide blockchain infrastructure to the WEB3 space, as well as the real world assets & traditional business space. These master/validator nodes & mining assets generate income and revenue for the company and its investors.

Wolfer Finance Corp is a blockchain & WEB3 infrastructure company. We help host well known blockchains like ETH, AVAX, FTM, & FLUX through validator/master nodes as well as potentially mining coins like BTC, LTC, & DOGE in the future. These master/validator nodes have required coin collateral tied to them, which makes them out of the price range of most retail investors.

Wolfer Finance is a Blockchain and Web3 Infrastructure Conglomerate Company that services some of the top blockchains in the world.

Wolfer Finance hosts known blockchains via master and validator nodes. The largest assets in our seven-figure portfolio of master/validator nodes are listed below:

- Ethereum validator nodes - Exactly 32 ETH coins/tokens required collateral per validator node
- Avalanche validator node - At least 2,000 AVAX coins/tokens required collateral per validator node
- Flux master nodes - Exactly 40,000 FLUX coins/tokens required collateral per node
- FTM validator node - 500,000 coins/tokens required collateral per validator node

Check out our portfolio here: https://wolfer.finance/treasury

ETH Validator Node 1

ETH Validator Node 2

ETH Validator Node 3

ETH Validator Node 4

AVAX Validator Node

FTM Validator Node

FLUX MasterNodes

Collateral requirement statistics are based upon the data from 2022 & 2023 from the Wolfer Finance required collateral at the time of setting up each validator / masternode and are subject to change in the future with market conditions outside of Wolfer Finance's control.

*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here. Wolfer Finance is not an investment company or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", et cetera, refer solely to the

required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend and future subsidiaries are referred to as subsidiary companies. Wolfer Finance is not a private equity or venture capital company*

POTENTIAL BUSINESS EXPANSION

Wolfer Finance has potential access to management opportunities in a variety of real world businesses. The following business opportunities are not guaranteed to be a part of Wolfer Finance Corp.'s business model. Management's decision about whether to invest in particular technologies or expand into new areas of business will be based on market conditions and the financial conditions of the Company. Wolfer Finance Corp. may invest in some or none of the following opportunities. However, even if all opportunities are available, the Issuer will not be able to raise sufficient funds in this offering to invest in all of them, since each opportunity would require a capital expenditure of between $300 and $1.5 million. Investors should not invest in this offering with the expectation that any of the below business plans will be executed.



PENDING
PATENTED
PENDING
THE WOLFER FINANCE NETWORK
PRESEND
Wolfer Finance has potential access to early stage technology companies & startups (as subsidiaries) due to our CEOs MULTI-BILLION DOLLAR NETWORK of high net worth individuals.
SUBSIDIARY BUSINESS PORTFOLIO
Wolfer Finance already owns & manages a subsidiary silicon valley style software start-up, PreSend, with 2 Pending Patents. This is what we plan to accomplish through our service based business model, building an equity and management portfolio of companies in the WEB3 space!
Proofed by Hacken
9.95/10 SECURITY SCORE

*"Multi-Billion Dollar Network" refers to the cumulative net worth of the individuals with whom Drew Wolfer has social contact with. It does not guarantee that any of these inividuals will enter into business deals with Wolfer Finance Corp in the future.

Not only does Wolfer Finance have all of the previously mentioned Master & Validator Node Business, but Wolfer Finance even has a subsidiary Silicon Valley style software start-up called PreSend that has 2 pending patents.

We believe that Wolfer Finance is uniquely positioned to prosper in the future as a company that provides blockchain infrastructure.

The blockchains we validate for at present, and potentially mine in the future, have the ability to appreciate in price over time, which is advantageous to our business model.

Our portfolio of assets is already built and accruing income daily while our nodes are validating and storing blocks on the previously mentioned networks.

We believe that Wolfer Finance can scale its operations without much overhead, into many other sectors like real world assets and businesses like real estate & oil production, as well as continuing to scale inside of WEB3 via blockchain infrastructure like digital currency mining and master / validator nodes. You are more than welcome to join our company, with our already housed and functioning assets and model, for the ride!


POTENTIAL FUTURE MASTER / VALIDATOR NODES
~15% APR
~22% APR
~11% APR
~14.4% APR
~8% APR
~7% APR
~15% APR
~20% APR
~9% APR
~11% APR
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures any of the above mentioned assets or contracts for the above mentioned potential scenarios & business models. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture. All capital allocation will be determined by the Board of Directors at the time of capital allocation, into the best suited vehicles to deploy the capital into.

All APRs are taken from allnodes.com in 2023 and are subject to change and market conditions. The past is not a predictor of future performance


POTENTIAL CRYPTO CURRENCY MINING
Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct
When this gas cannot be feasibly collected for use due to economic or technical constraints, it is burned in a flare system to reduce the hazards associated with its release into the atmosphere.
Wolfer Finance has potential access to a property that already has oil wells & flare gas infrastructure to help support a mining operation.
Wolfer Finance, through its network, has access to a site that has oil wells & flare gas infrastructure already built, as well as access to land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0.01 per kw/h as humanly possible!
Higher Profits Due To Reduced Electricity Costs: Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
Remote Operation & Site-Ready: Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners. This is a family owned property of the CEO, Drew Wolfer.
Reduce Carbon Footprint: By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.

<u>Potential Cryptocurrency Mining Through Flare Gas Access (Possible New Subsidiary Business)</u>

We have a potential**cryptocurrency mining opportunity,**that could proven to potentially be lucrative for our company. This opportunity is**mining cryptocurrency like BTC, LTC, DOGE,**for example, using**flare gas technology.**

<u>WHAT IS FLARE GAS CRYPTOCURRENCY MINING?</u>

- **The What:**Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct.
- **The Why:**Wolfer Finance has potential (not-guaranteed) access to a property that already has oil wells & flare gas infrastructure to help support a mining operation. The Property is currently owned and operated by a member of Drew Wolfer's family.
- **The How:**Wolfer Finance, through its network, is negotiating potential access to a site that has oil wells & flare gas infrastructure already built, as well as access to

land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0.01 per kw/h as humanly possible!

WHAT THIS MEANS FOR WOLFER FINANCE

- **Higher Profits Due To Reduced Electricity Costs:**Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
- **Remote Operation & Site-Ready:**Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
- **Reduce Carbon Footprint:**By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.

The above referenced Flare Gas facility is currently owned and operated by relative of Drew Wolfer.

There is no guarantee that Wolfer Finance will secure a contract for the above mentioned potential scenario. Even if secured, the location will require substantial infrastructure investment to increase power generation and acquire miners. Management estimates that it would require $750,000 to $1,500,000 in Capital to make this investment. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

The value of cryptocurrency that such crypto mining operation will produce is expected to fluctuate wildly. This mining operation will become less profitable (and may cause losses to the Issuer) if the value of cryptocurrency drops for whatever reason, such as actions by regulators or changing market conditions.

What Is Digital Currency Mining?

Mining (or "Miners") are the second half of the Proof of Work blockchains such as, Bitcoin, Litecoin, FLUX, etcetera.

Unlike validation chains, "proof of work" chains have miners that add new blocks of transactions to the blockchain that they have algorithmically solved the encryption of. Once they are mined and verified, those blocks are sent to the masternodes to be stored on the masternode servers.

The key role of the miners is to solve, or decrypt, every block, piece of data, & blockchain transaction in order to send it to be stored on the blockchain.

This is a very complex expensive algorithmic process that requires tremendous computing power that most stand-alone servers do not possess.

Why Do Miners Matter?

There are thousands, if not millions, of miners supporting any given blockchain network. This is how the blockchains stay operational 24 hours a day, and rarely have network outages, while also keeping the blockchain decentralized and secure.

Miners are what make the blockchain trackable. They literally decrypt all transaction data so that it can be verified and sent to masternodes to be stored.

Miners do not require collateral but require a massive amount of computing power to run the mining operations and program, which is very expensive.

Specific mining "rigs" are purchased with the computing power already built into them and require massive amounts of power as well as a strong internet connection. This is

capital and labor intense, but without miners "Proof of Work" chains cannot exist.

<u>What Is The Reward?</u>

Predominantly, there is a 50/50 split between miners that algorithmically solve the blocks, and the masternodes that store them.

Miners are rewarded in the blockchain native coin as long as they are connected to & solving transaction blocks on the network.

They are essentially paid a part of the "gas fees" that blockchain transactions bring in (usually 50%) from users that are sending coins/tokens on the network the operator is helping host.


POTENTIAL FUTURE ASSETS/BUSINESS MODELS
APPROX 30%
APPROX 15%
APPROX 25%
PHYSICAL BUSINESS MODELS
Physical Assets
Physical Businesses
Software as a Service
Regulation as a Service
Marketing as a Service
Media Management as a Service

All APRs represent estimated return on Crypto mining operations assuming electricity costs of $0.04 per kilowatt hour, and were produced using a formula hosted nicehash.com as of 2023 and are subject to change and market conditions. Management believes these projects are based on reasonable assumptions, but has not independently verified these return projections, and they are not a guarantee of future performance.

<u>POTENTIAL REAL ESTATE MANAGEMENT (Possible New Subsidiary Business)</u>

We have opportunities to collaborate with residential and commercial real estate partners in our network. We may invest in residential properties with the intention to "fix & flip" or buy residential or commercial real estate with the intention to hold it over a longer period. If we utilize the fix & flip model, we will aim to do multiple flips and developments per year, investing capital returned from the sale of one piece of real estate to the next.

Drew Wolfer does not have experience raising money from investors to invest in real estate, and Wolfer Finance would only undertake such investments in partnership with experienced operators who can handle the renovation and/or property management aspects of the business.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.


POTENTIAL OIL PRODUCTION
Wolfer Finance has a potential subsidiary ownership and management opportunity to potentially produce millions of barrels of oil over the coming years!
Our CEO has a property, in the family, that already has oil wells on it! This is the same property discussed in the "potential digital currency mining section".
This potential subsidiary is contingent upon due diligence, contracts, leasing agreements, as well as many other factors, and is not a guarantee to come to fruition.
THE OPPORTUNITY
Potentially drill 3-4 different oil wells, on the same property, and extract the oil out of the ground to send off to the oil partners for production.
This business is already in operation due to the fact that they have already drilled previous wells on this property in different locations.
All network partners and infrastructure are already in place for this company to start producing oil as soon as potentially 90 days after breaking ground on the 3-4 new potential wells.
PREVIOUS PRODUCTION STATISTICS
This property has already been producing oil for over 10 years This property is a family owned property of the CEO of Wolfer Finance, Drew Wolfer.
Many oil wells pump for well over 20-30 years and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil from the ground!
WHY THIS MATTERS?
Wolfer Finance, if it is involved, will be a preferred equity owner in the oil production company, and as a management company, will also be an operator of the oil production company and wells so as to ensure the proper management of our time investment, capital, and potential profits.
If this opportunity comes to fruition, our company will be INVOLVED, managing the company from a "C-Suite or Board" type level, not just a silent partner

<u>POTENTIAL OIL PRODUCTION OPPORTUNITY (Potential New Subsidiary Business)</u>

- Wolfer Finance has a potential**subsidiary ownership and management opportunity**to potentially**produce oil over the coming years!**
- Our CEO has identified a property, currently owned and operated by his family members, that already has oil wells on it! This is the same property discussed in the "potential digital currency mining section".

<u>THE OPPORTUNITY:</u>

- **Potentially drill 3-4 different oil wells,**on the same property, and extract the oil out of the ground to send off to the oil partners for production.
- **While additional oil wells would need to be drilled, this business is plug and play,**as it is already in operation due to the fact that they have already drilled previous wells on this property in different locations.
- **All network partners and infrastructure are already in place**for this company to start producing oil as soon as**potentially 90 days after breaking ground on the 3-4 new potential wells.**

<u>PREVIOUS PRODUCTION STATISTICS:</u>

- This property has already**been in operation for over10 years. I now needs additional oil wells to be drilled, giving Wolfer Finance Corp. the opportunity to acquire the property and deploy the Capital necessary to increase production.**
- **Many oil wells pump for well over 20-30 years**and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
- This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil out of the ground!

<u>WHY THIS MATTERS?</u>

- **Wolfer Finance,**if it is involved,**will be a preferred equity owner in the oil production company,**and as a management company, will also**be an operator of the oil production company**and wells so as to ensure the**proper management of our time investment, capital, and potential profits.**
- **<u>If this opportunity comes to fruition</u>,our company will be INVOLVED, managing the company from a "CSuite or Board" type level, not just a silent partner.**
- **While Drew Wolfer has no personal experience in the oil production business, the extensive experience of his family (from whom this business would be acquired) will allow for easy access to consultants to address Company problems as needed.**

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

The APRs, values, income, estimates, etcetera, are taken from the historical performance of our potential oil production partner. The past is not an indicator of future performance.

11. RISK FACTORS

DETAILED GENERAL INVESTOR RISKS

Investing in the Issuer company involves a high degree of risk. Prospective investors should carefully consider the risks described below in addition to other information set forth before making a business and/or financial decision to invest. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the Issuer currently deems immaterial may also impair its business operations. If one or more of the following risks occur, the Issuer's business operations and financial condition could be adversely affected. In that case, an investor may lose all or part of his or her financial participation.

The Issuer's Business Plan May Not Succeed.

The Issuer, its founders, directors, and officers are committed to disclosure, transparency and communication between each other, the Issuer's investors, employees, clients, and stakeholders. The primary risk to the investor is that despite the best efforts of the Issuer, the business plan may not be successful. The Issuer and its management are optimistic about achieving the projections contained herein. However, financial and business analyses—although directionally correct—do not adequately account for unlikely events, which could jeopardize the business plan.

The investment is suitable only for those who have adequate financial means and who can afford the total loss of their investment. Accordingly, investors may be required to make certain representations as to their net worth, income, and ability to bear the loss of their investment.

The suitability standards represent minimum suitability for prospective investors. Prospective investors are encouraged to consult their own investment or tax advisors, accountants, and legal counsel or other advisors to determine whether an investment in the offering is appropriate.

Investors Should Not Rely On Forward-Looking Statements.

This document made available to potential investors contains forward-looking statements involving risks and uncertainties. These statements relate to future events or the Issuer's future financial performance. Any statement that is not a reference to a historical fact is a forward-looking statement. For example, in some cases, investors can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or continue," the negative of such terms or other comparable terminology. These statements are only hypotheses and predictions. Actual events or results may, and often do, differ materially. In evaluating these statements, investors should specifically consider various important factors including the risks described above and below under "Risk Factors" and in other parts of this document. These factors may cause actual results to differ materially from any forward-looking statement.

Although the expectations reflected in all forward-looking statements are reasonable, the Issuer cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Issuer nor any person assumes responsibility for the accuracy and completeness of any forward-looking statements after the date of this document to conform them to actual results or to changes in the Issuer's expectations.

Your Investment Is Subject To An Arbitrary Offering Price.

These Digital Security Tokens are being sold to Investors pursuant to the exemptions from registration requirements under the Federal Securities Act of 1933, as amended, provided by Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder. In addition, the Issuer has represented that this document does not contain any untrue statements of a material fact or a material omission. However, if these representations are inaccurate with respect to a material fact or if this offering otherwise fails to qualify for an exemption under federal or state securities laws, then each investor may have the right under federal or state securities laws to rescind his/her purchase and receive a refund of his/her purchase price in full. If some Investors were successful in seeking a rescission, the Issuer could face severe financial demands that could adversely affect it including the interests of non-rescinding investors.

Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.

Drew Wolfer is the CEO of both Wolfer Finance & PreSend.

We May Not Be Able To Raise The Maximum Offering.

The Issuer is permitted to conduct an initial close upon reaching the minimum amount that must be raised pursuant to this offering. The Issuer will be accepting funds in periodic closings as additional subscriptions are accepted. While the Issuer will be able to operate while it is raising money, if the maximum offering is not accomplished, the Issuer may be required to borrow subsequent funds to meet its operating objectives. If additional funds are not obtained, the Issuer may not be able to meet its objective and the investor may lose their investment.

Investment In The Issuer Is Speculative.

Investment in the Issuer is speculative and by investing, each investor assumes the risk of losing a substantial portion or all of their investment. The Management believes that by developing and marketing the products and services, investors' capital will be preserved for their benefit and a reasonable return. However, this objective of the Management may not be realized and there is no guarantee of any return on an investment. You may lose some or all of your investment. Only investors who can bear the loss of their entire investment and who otherwise meet the qualifications discussed in this document should consider investing.

The Management Will Have Broad Discretion In The Application Of Distributable Cash.

The Issuer is permitted to utilize funds raised in the offering prior to the entire amount of the offering being completed. Thereafter, the Issuer may use funds solely for (i) actual capital investment in the business operations and/or assets of the Issuer; and (ii) payment of organizational expenses and fees related to this offering. Although the Issuer has

designated the proceeds of this offering for specific uses, the Issuer's Management shall have wide discretion as to the exact priority and timing of the allocation of funds raised from this offering. The allocation of the proceeds of the offering may vary significantly depending upon numerous factors and may be used disproportionately to that set forth in the "Use of Proceeds." The Issuer's Management may invest or utilize the proceeds from this offering in ways in which not all the investors may agree.

The Estimates And Projections Contained In This Document May Not Be Realized.

Any estimates or projections in this document or provided elsewhere have been prepared based on assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this document will be achieved.

Your Investment May Be Subject To Risks Arising Under Securities Laws.

The equity tokens are being sold to Investors pursuant to the exemptions from registration requirements under the Federal Securities Act of 1933, as amended, provided by Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder. In addition, the Issuer has represented that this document does not contain any untrue statements of a material fact or a material omission. However, if these representations are inaccurate with respect to a material fact or if this offering otherwise fails to qualify for an exemption under federal or state securities laws, then each investor may have the right under federal or state securities laws to rescind his/her purchase and receive a refund of his/her purchase price in full. If some Investors were successful in seeking a rescission, the Issuer could face severe financial demands that could adversely affect it including the interests of non-rescinding investors.

Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to,

PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Drew Wolfer is the CEO of both Wolfer Finance & PreSend.

<u>You Will Have Little Control Over Operations.</u>

You will have no voting rights and will have no control over the Issuer's management and must rely almost exclusively on the Management for information and decisions. The Management has complete authority to make decisions regarding the Issuer's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most management decisions unless the Management breaches its fiduciary duties. Even then, you will have no right to participate in a vote to remove the Management, who can only be removed by a majority interest in the voting stocks of the company or in other limited instances. Currently and after the conclusion of this offering, members of Management will hold a majority of voting rights. Even if some investors do gain the ability to vote on such provisions, they will not be able to amend the Issuer's bylaws in ways that adversely affect its management without its consent.

<u>There May Never Be A Market For Your Equity Tokens And There Will Be Restrictions Placed On Their Transfer.</u>

There will not be a public market for your equity tokens initially. As a result, you may not be able to sell your equity tokens at the time you may desire, and any sale may be at a substantial discount. Because the equity tokens are being sold in accordance with exemptions from the registration and/or qualification requirements of the federal and state securities laws, resale or further transfer of the equity tokens is restricted by such securities laws for one year. An investor desiring to resell or transfer his or her equity tokens must fully comply with said laws and pay all of the costs associated with the sale of equity tokens. Therefore, it may be difficult for you to sell your equity tokens. If you are able to sell, you may only be able to sell them at a substantial discount from the price you paid. We cannot assure you that the convertible tokens will ever appreciate in value to

the point where, even if such equity tokens were sold at a substantial discount, you would receive the price you paid.

There May Be Restrictions Placed On The Transfer Of The Equity Purchased In This Offering.

If the Issuer makes a public offering of its stocks, there is a risk that the underwriters of the public offering may require contractual lock-up restrictions on the sale of the privately held equity or stocks after conversion. If the underwriters require the imposition of restrictions on the privately held equity or stocks after conversion, there is a risk that an investor may not be able to sell his/her equity (or stocks after conversion) immediately.

There May Not Be Sufficient Funds To Make Cash Distributions To Investors.

No distributions will be made to the investors until the Issuer has funds that the Management determines are not needed for the operations of the Issuer. Accordingly, there can be no assurance that any distributions will ever be made to the Investors. If distributions are made, the Issuer anticipates that such distributions would be made at least on an annual basis.

The Company's Officers and Directors Are Entitled to Indemnification.

The Issuer is required to indemnify its officers and directors for good faith actions and the indemnification obligation may cause any liability incurred to be paid by the Issuer. The Issuer''s officers and directors are not liable to the Issuer for any act or omission that they take in good faith, except for active and deliberate dishonesty or a criminal act committed by them. Under certain circumstances, the Management of the Issuer will be entitled to indemnification from the Issuer for losses the members of the management team may incur in defending actions arising out of their positions as part of the Management of the Issuer. Any such indemnification will necessarily be an expense to the Company, which will impair its financial performance and the ultimate value of your investment.

The Issuer Needs The Net Proceeds Of The Offering To Finance Its Expansion.

Since the Issuer is of a startup and its principals have invested substantial amounts of time and money in its creation and initial development, it has an immediate need for the net proceeds of the offering to finance the continued development of its business. Since the Issuer is conducting the offering on a "best efforts" basis, it cannot assure you that it will sell all or any of the equity it is offering. If the Issuer only sells the minimum offering amount of the equity, it may not be able to meet its anticipated working capital needs or to proceed with its business plan as planned. Accordingly, early partial investors will be at much greater risk since the Issuer will have less working capital available to finance the operations. An investment in a startup is speculative and may not offer the same diversity as an investment in an established and better capitalized company.

If The Issuer's Business Models Are Not Successful, It May Not Achieve Or Maintain Profitability.

The Issuer does not know whether its business models and strategies will be successful. For the business models of the Issuer to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently and with the lowest costs possible. If the Issuer is not able to do this, it may never become profitable. If the assumptions underlying the business model for the Issuer are not valid or it is unable to implement its business plans, its results of operations will suffer, which could cause the value of your investment to decline or suffer.

The Issuer's Failure To Raise Additional Capital Could Reduce Its Ability To Compete And Harm Its Business.

The expansion and development of business of the Issuer may require it to raise significant additional capital in the future. The Issuer anticipates that the net proceeds from the offering together with cash on hand and any cash generated from revenue will be sufficient to fund the Issuer's operating activities, capital expenditures and other obligations for at least the next eighteen to twenty-four (18-24) months. If the Issuer needs to raise additional capital, it cannot assure you that it will be able to do so on favorable terms, if at all. If the Issuer is unable to raise capital in the future on acceptable

terms, it may not be able to expand its business significantly and might have to curtail or cease operations.

The Issuer Has A Limited Management Staff And, If It Loses Key Personnel Or Is Unable To Attract And Retain Additional Personnel, Its Business And Ability To Compete Will Be Harmed.

The Issuer's success depends on the skills, abilities, and performance of the executive officers and key employees of each. The Issuer also plans to retain the services of independent advisors and consultants to help it develop and expand its business. Because the activities of third parties that are not affiliates are beyond its control, the Issuer cannot guarantee that such unaffiliated entities will be able to perform their responsibilities in a manner satisfactory to the Issuer. Moreover, if any of these third parties are affiliated with the Issuer or members of the managements of each, conflicts of interest may arise. If one or more of these third parties become unavailable or fails to perform, the Issuer will have to obtain suitable replacements and its failure to do so could harm the business.

The Predecessor entity of the Issuer sold NFTs in 2022, during the initial funding of the company. (Wolfer)

In June 2022 the Predecessor entity of the Issuer sold 5,000 TWF "Non-Fungible Tokens" for $500 per NFT on the polygon blockchain, on the open market. The Predecessor entity of the Issuer brought in net proceeds of approximately $2,450,000 during this token sale. Later in 2022, as advised by counsel after the token sale had closed, counsel advised that these token sales could be classified as unregistered securities. The Predecessor entity of the Issuer then, on the advice of counsel, enacted remediating efforts in April-May 2023, through a full-cash rescission offer. The rescission offer concluded after 30 business days and all rescission acceptors were paid full cash, plus 3% interest. The total of the rescission acceptors was $326,855.68. Then, a second remediating effort commenced, as buyback offer was conducted in March 2024, as it pertains to the NFTs sold in 2022, in order to ensure that all NFT holders had an ample opportunity to exit. While the Issuer has made diligent efforts to remediate any Securities Law violations, the Issuer may continue to have exposure to claims that its 2022 sale of NFTs violated the Securities

Laws. This buyback, labeled a tender offer, was drafted and conducted in conjunction with representation by Polsinelli LLP and concluded after 20 business days. All tender offer acceptors were paid in the form of an unsecured promissory loan note payable over a 10-year period. The total of these notes issued were $240,158.97 at the time of issuance and tender offer close. These notes have already been paid 10% of the net principle. The Issuer could use some of the funding proceeds from the regulation CF token sale to pay back these notes. While there is some uncertainty as to the contractual enforceability of promises made to these NFT holders, the current NFT holders, (who did not accept the rescission or tender offer), may be entitled to, and then Company intends to pay them, distributions of up to 15% of the net income generated by the Company. These payments will necessarily reduce the profit share available to shareholders, including investors who purchase as part of this offering.

Additionally, despite the Company's efforts at remediation, there remains the possibility that the NFT holders and/or government agencies (such as the Securities and Exchange Commission, various State Securities Agencies, and state or federal prosecutors) could bring legal action against the Company alleging that the NFTs were sold illegally. Even if the Company was successful in defending itself from such legal action, it would be required to expend substantial resources to do so, which would reduce investor returns and may contribute to the failure of the Company, such that its investors would lose their entire investment. If such legal actions were successful, it would have severe negative impacts on the Company and its Officers which would likely result in the failure of the Company and the securities being sold in this offering becoming worthless.

The Issuer may use funding proceeds to settle previous debt obligations.

The Issuer cannot predict whether it will need to use funding proceeds to settle long-term debt it incurred as a result of its tender offer to NFT holders to buyback their NFTs by issuing a 10-year promissory note at 10% interest, or any other previous debt obligations. The payment of these obligations (either immediately using money raised in this offering or at some later point through profits generated by the Company's business) will necessarily reduce the returns available to be distributed to investors in this offering.

Interruption Or Failure Of The Issuer's Information Technology And Communications Systems Could Impair The Ability To Effectively Provide Its Products And Services, Which Could Damage Its Reputation And Harm Its Operating Results.

The Issuer's provision of its products and services depends on the continuing operation of its information technology and communications systems. Any damage to or failure of the Issuer's systems could result in interruptions. Interruptions in the Issuer's service could reduce the revenues and profits, and the brand could be damaged if people believe its systems are unreliable. The Issuer's systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts or causes to harm its systems and similar events. The Issuer's data center is also subject to break-ins, sabotage, and intentional acts of vandalism and to other potential disruptions. Some of the Issuer's systems are not fully redundant and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at the Issuer's data center could result in lengthy interruptions in the services of the Issuer.

Although the Issuer has not experienced system failures in the past, there are no assurances, despite reasonable precautions, that it may not experience such failure in the future. Any unscheduled interruption in in the services of the Issuer puts a burden on its entire organization and would result in an immediate loss of revenue. If the Issuer experiences frequent or persistent system failures on one of its web sites or other distribution platforms, the reputation and brand of the Issuer could be permanently harmed. Although the Issuer intends to take steps to increase the reliability and redundancy of its systems, it may not be successful in reducing the frequency or duration of unscheduled downtime.

Blockchain And Cryptography Technologies Used by The Issuer May Not Work As Intended

Blockchain technology used by the Issuer is a relatively new, untested, and evolving technology based on cryptography that is novel and untested and may contain inherent

flaws or limitations. Blockchain systems could be vulnerable to fraud, theft, destruction or inaccessibility and there can be no assurances that the blockchain and the creation, transfer, or storage of the tokens will be uninterrupted or fully secure. Technological developments may lead to technical or other flaws (including undiscovered flaws) in the underlying blockchain technology, including in the process by which transactions are recorded to a blockchain or the development of new or existing hardware or software tools or mechanisms, which could negatively impact the functionality of the blockchain systems. You must independently evaluate the risks and merits of investing in the Issuer who is using cryptography and blockchain technology to earn revenue. You understand that such technologies involve risks, all of which you fully and completely assume, including but not limited to, the risk that the technologies used by the Issuer for earning revenue will not function as intended.

The Regulatory Regime Governing Blockchain Technologies and Digital Assets is Uncertain, and New Regulations or Policies May Adversely Affect the Company's Business Plan.

Regulation of digital assets, blockchain technologies, and token exchanges is being developed and likely to rapidly evolve. Regulations on tokens and virtual currencies vary significantly by type of token and among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens and virtual currencies. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines. This could adversely affect the Company's business plan, which involves acquiring, holding, and selling digital assets.

As Blockchain Networks and Blockchain Assets have Grown in Popularity and in Market Size, Federal and State Agencies have Begun to Take Interest In, and In Some Cases Regulate, Their Use and Operations.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the SEC, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of nine (9) existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities.

There is a substantial risk that the legal characterization of some or all of the Issuer's Blockchain assets as securities or commodities would cause substantial harm to the Company. Such legal characterizations could substantially lower the value of these assets and/or substantially lower the liquidity of such assets. They could also require the Issuer to register as an Investment Company, which is discussed in detail in below (under the risk factor section entitled "Investment Company Act"), and (among other things) may cause this Regulation CF offering to be in violation of the Securities Act (since Investment Companies are not allowed to rely on Regulation CF), which would subject the Company to various liabilities as discussed above in the risk factor entitled "Your Investment May Be Subject To Risks Arising Under Securities Laws."

To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, the Issuer and its business may be adversely .affected. Any regulation which results in fewer transactions in virtual currencies would

shrink demand for the Issuer's master & validator nodes and potential virtual currency mining operations, and therefore its ability to generate revenue. Such regulations may also reduce interest in and the value of virtual currencies generally, which could materially impact dividends paid to the Class C shareholders and could result in the entire loss of your investment.

<u>The Success of the Company may be Adversely Affected by Adverse Changes in the Blockchain Technology Platforms.</u>

The ability of blockchain technology networks to protect investments in the technology and build consumer confidence depends on many factors, including, but not limited to:

- The effectiveness of the developers creating the protocols that underlie the networks;
- The effectiveness of a blockchain technology platform's miners and network consensus mechanisms to secure the network from the confirmation of invalid transactions;
- Disputes among the developers, miners and other blockchain participants;
- Unforeseen difficulties and technical errors associated with maintaining a security system and technical infrastructure that adequately protects cryptocurrencies, including, but not limited to, undiscovered technical flaws, failure of cybersecurity controls and security breaches of the networks;
- Changes in the consensus or validation schemes that underlie the blockchain, including, shifts between so-called "proof of work" and "proof of stake" schemes;
- Competing and operational versions of the blockchain networks, including "forked" networks;
- The development of new or existing hardware or software tools or mechanisms that could adversely impact the functionality of the technology used for the investments;

- Legal claims against the blockchain participants, such as intellectual property infringement or prosecution for state or federal crimes; and
- Newness or maturity of the computer software programming languages used to build blockchain networks.
- **<u>Any Nation May Shutdown a Blockchain Network as an Attempt to Regulate Illicit Uses of Cryptocurrency.</u>**

The blockchain technology allows blockchain users to remain anonymous, which allows cryptocurrency to be an attractive means for criminal activity such as money laundering and drug trafficking. While the Federal Reserve Board has issued a statement clarifying that cryptocurrencies are generally outside the scope of its jurisdiction, former Chair Janet Yellen has confirmed that they fall within the jurisdiction of FinCEN and the Department of Justice. Additionally, cryptocurrency storage may collapse due to a hard drive crash or a hacker attack. Because the cryptocurrency market is largely unregulated, there are few legal protections to owners of cryptocurrency and tokens. Cryptocurrency theft is increasing for both individuals and the cryptocurrency exchange on which it trades. Cryptocurrency cannot be replaced if lost, stolen or damaged. Several cryptocurrency exchanges have been shut down by operators in the past, with massive losses to their clients' cryptocurrency accounts.

<u>Banks May Refuse to Provide Services to the Company.</u>

Numerous Companies that invest in or deal in cryptocurrencies and blockchain technology have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, other companies that invest in or deal in cryptocurrencies have had existing bank accounts closed by banks. Banks may refuse to provide services to companies dealing in cryptocurrencies and blockchain technologies for numerous reasons, including, but not limited to, compliance costs and increased risk. This inability to acquire banking services for companies in the cryptocurrency and blockchain technology industries may decrease the ability for cryptocurrencies to become viable as a payment system and harm the perception of cryptocurrencies. If banks were to

close the bank accounts of crucial service providers of the cryptocurrency market, then the viability of the Company business could be similarly harmed. There is no guarantee that a bank providing services to the Company will maintain current acceptance of the Company's business, which would have a material, adverse effect on the Company.

1. Additional Digital Risk Factors

The Company's Digital Assets are Subject to Extreme Price Volatility

The value of cryptocurrencies can fluctuate widely within a single day due to market-driven factors such as supply and demand, market sentiment, regulatory news, technological developments, and broader macroeconomic factors. This volatility may be amplified by the relatively illiquid nature of the market, where large trades by investors can significantly impact the market price.

The Company's operating results may, therefore, vary significantly over short periods, leading to pronounced fluctuations into the financial position and operating results reported in consecutive financial statements. Investors should have a high risk tolerance and the ability to absorb the loss of their entire investment.

In addition to the inherent price volatility, the Company's involvement in staking activities—whereby we allocate a portion of our cryptocurrency holdings to participate in a network's operational processes, such as transaction validation, in exchange for staking rewards—also carries unique risks.

- Slashing Risks: Depending on the consensus algorithm, if the network validators engaged in malicious activities or failed to fulfill their duties, the staked assets could be at risk of slashing, meaning a portion of the staked assets could be removed as a penalty.
- Liquidity Risks: Assets involved in staking are often locked for a period, reducing liquidity and the ability to quickly sell them in response to market conditions. This commitment may lead to opportunity costs or potential losses if the assets' market value decreases during the staking period.

- Regulatory Risks: The regulatory environment for staking and the broader cryptocurrency market is uncertain and can change rapidly. Adverse regulatory actions could affect the ability to continue staking, impact the rewards received, or even lead to loss of investment.
- Counterparty Risks: In the staking process, we rely on third-party platforms to facilitate staking transactions. Any security breach, regulatory issues, operational failure, or misconduct on the part of these platforms could result in the loss of staked assets or expected rewards.
- Technology Risks: Staking also involves risks related to the underlying technology of the networks. Bugs, errors, or vulnerabilities in the blockchain protocol could compromise staking operations and lead to financial loss.

Increases in Network Difficulty may Make the Mining of Cryptocurrencies Less Profitable.

The mining difficulty of a cryptocurrency indicates how difficult and time-consuming it is to find the right hash for each block. The difficulty of mining new units can increase over time as more miners put in more computing power. Increasing difficulty will mean that fewer units of cryptocurrency are mined in a given time frame with the same amount of computing power, and therefore, that the Company will have fewer units of cryptocurrency to sell, reducing its profitability.

The Company anticipates substantially all of its operating income will come from the sale of cryptocurrencies and blockchain technology assets.

The performance of cryptocurrencies and blockchain technology assets are highly speculative, and the market for cryptocurrencies and blockchain technology assets can change rapidly. The Company's operating income are likely to be affected by extreme price volatility.

2. Investment Company Act

Risks Related to Being Deemed an Investment Company Under the Investment Company Act

We intend to avoid being classified as an investment company, but our classification depends on the percentage of our total assets that constitute securities—and state and federal regulators including the SEC may determine that certain of our assets are securities contrary to the Company's position.

Under the Investment Company Act, an "investment company" is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such manner as not to be classified as an "investment company" within the meaning of the Investment Company Act of 1940 as we intend to acquire assets for use in our operating business, hold most of our digital assets as a necessary part of conducting that business, and have determined that certain digital assets do not constitute securities. Regardless of how robust the Company's selection process is for digital assets, there is a risk that certain state and federal regulators including the SEC will determine that one or more digital assets held by the Company constitute securities. If that happens, there is a risk that determination would cause the Company's securities holdings to exceed 40% of total assets, causing the Company to become subject to the Investment Company Act.

In that circumstance, the Company would either have to immediately sell assets to reduce its securities holding below 40% which could result in significant losses, or the Company would have to register as an investment company. In addition, if our digital assets constitute securities, we will have to comply with securities laws when selling such assets

and we may therefore be limited in the available exchanges to sell such assets, we may be limited in the amount we can sell at any time, we could be subject to anti-fraud claims, and we may be subject to holding period requirements. These additional restrictions could have a material negative effect on the Company's operations, and the Company may not be in a position to avoid registering as an investment company if it cannot reduce its security holdings quickly enough.

In addition, our Management may become subject to the Investment Advisers Act of 1940. Under that act, an "investment adviser" is defined, in relevant part, as any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. We do not currently believe that our Management is an investment adviser and is therefore not registered with the SEC. But if our digital asset holdings constitute securities, there is a risk that our Manager would considered an investment adviser. Our Manager would then have to either register and become subject to fiduciary duties, anti-fraud provisions, and additional disclosure obligations that may alter the Company's business plans, or risk potentially significant fines and penalties for failure to register.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

- imitations on capital structure;
- restrictions on specified investments;
- restrictions on leverage or senior securities;
- restrictions on unsecured borrowings;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, we would no longer be eligible to offer our securities under Regulation Crowdfunding if we were required to register as an investment company.

If we are deemed to be an investment company under the Investment Company Act and are therefore ineligible to rely on Regulation Crowdfunding to sell securities, the unregistered issuance of our securities to investors pursuant to this Offering would be considered in violation of Section 5 of the Securities Act if there was no other available exemption from registration for this issuance. If this occurs, the Company will have to immediately terminate this Offering. The securities sold in this Offering prior to such termination would be subject to a private right of action for rescission or damages by the purchasing investors. Additionally, the Company may not have the funds required to address all rescissions if a large number of investors seek rescission at the same time, and as a result, we may be delayed in the delivery of funds for such rescissions and may be required to sell some or all of our assets, which may take significant amounts of time and may yield less than is needed to meet our rescission obligations. Additionally, the Company would not be able to raise funds in any other offering pursuant to Regulation Crowdfunding to meet such rescission obligations, as the Company would not be eligible to do so. The Company could also be subject to enforcement action by the SEC that claims a violation of Section 5 of the Securities Act. Additionally, if the Company was required to register as an investment company but failed to do so and therefore operated as an unregistered investment company, the Company could be subject to monetary penalties and injunctive relief in an action brought by the SEC.

3. Real Estate Risks

The Profitability of Any Real Estate We Acquire (Properties) is uncertain.

We intend to invest in Properties selectively. Investment in real estate entails risks that investments will fail to perform in accordance with expectations. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in real estate investments include risks that the properties will not achieve anticipated sales price and that estimated operating expenses and costs of construction may prove inaccurate.

Our Properties Will Not be Diversified.

Our properties will not be diversified by type and/or geographic location. Our performance is therefore linked to economic conditions affecting single family homes and the regions in which we will invest in properties and in the market for real estate properties generally. Such conditions could result in a reduction of our income.

We may not Have Control Over Costs Arising From Construction of Properties.

We will retain independent contractors to fix and remodel our properties and will be subject to risks in connection with a contractor's ability to control construction costs, the timing of completion of construction, and a contractor's ability to build in conformity with plans and specification.

Inventory or Available Properties Might Not be Sufficient to Realize our Investment Goals.

We may not be successful in identifying suitable real estate properties or other assets that meet our investment criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions or investments may impair the pursuit of our business plan. Moreover, our investment strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our investment criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with investments;

failure of the assets we invest in to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The Consideration Paid for Any Real Estate We Acquire May Exceed Fair Market Value, Which May Harm Our Financial Condition and Operating Results.

The consideration that we pay will be based upon numerous factors, and the assets may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for an asset, or its appraised value will be a fair price, that we will be able to generate an acceptable return on such property.

Illiquidity of Real Estate Investments Could Significantly Impede Our Ability to Respond to Adverse Conditions.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. These risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition, or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to our Management's discretion.

We May Experience General Risks of Real Estate Investing.

Factors which could affect the Company's ownership of real property might include, but are not limited to any or all of the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing property, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required permits or

entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits or entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities, inflation or deflation, inability to control future operating costs, inability to attract tenants, vandalism, rent strikes, collection difficulties, uncertainty of cash flow, the availability and costs of borrowed funds, the general level of real estate values, competition from other properties, residential patterns and uses, general economic conditions (national, regional, and local), the general suitability of a property to its market area, governmental rules and fiscal policies, and other factors beyond the control of the Company. Furthermore, there could be a loss of liquidity in the capital markets such that a refinance or sale of a property may be hindered.

We May Experience Uninsured or Underinsured Losses.

Our properties may be located throughout the United States. Depending on the location of a specific property, that geographic area may be at risk for damage to property due to certain weather-related and environmental events, including hurricanes, severe thunderstorms, wildfires, tornados, earthquakes, and flooding. To the extent possible, our Management will attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

All decisions relating to the type, quality, and amount of insurance to be placed on each property are made exclusively by our Management. Certain types of losses, generally of a catastrophic nature (such as hurricanes, earthquakes, and floods) may be uninsurable, not fully insured or not economically insurable. Additionally, a property may now contain or come to contain mold, which may not be covered by insurance and has been linked to

health issues. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full prevailing market value or prevailing replacement cost of each property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace a property after the property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore that property.

The cost of certain types of extraordinary insurance coverage for such things as hurricanes, floods and earthquake is substantial. These types of losses are not generally covered in a standard hazard and liability insurance policy. In certain locations, this type of insurance may be unavailable or cost prohibitive. The Company may proceed without insurance coverage for certain extraordinary risks if it cannot secure an appropriate policy or if our Management believes that the cost of the policy is too high with respect to the risks to be insured.

Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore a property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Company. Additionally, a property may now contain or come to contain mold, which may not be covered by insurance and has been linked to health issues.

We May Experience Liability For Environmental Issues.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence

of these substances in soil or groundwater beneath a property. These damages and costs may be substantial and may exceed insurance coverage the Company has for such events.

Buildings and structures on a property may have contained hazardous or toxic substances or have released pollutants into the environment; or may have known or suspected asbestos-containing building materials, lead based paint, mold, or insect infestations (such as roaches or bed bugs), that the Company may be required to mitigate. Undetected or unmitigated conditions such as these may cause (or be suspected to cause) personal injury and/or property damage, which could subject the properties, our Management, and/or the Company to litigation with and liability to third parties.

Title Insurance May Not Cover All Title Defects.

Management intends to acquire title insurance on each property, but it is possible that uninsured title defects could arise in the future, which the Company may have to defend or otherwise resolve, the cost of which may impact the profitability of each property and/or the Company as a whole.

Due Diligence May Not Uncover All Material Facts.

Management will endeavor to obtain and verify material facts regarding the properties. It is possible, however, that our Management will not discover certain material facts about a property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

We Might Obtain Lines of Credit and Other Borrowings, Which Increases Our Risk of Loss Due to Potential Foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

4. Oil & Gas Risks

Poor due diligence could lead to a complete loss in investment.

The Issuer must conduct extensive due diligence before leasing land. Poor due diligence may result in leasing land with little or no value to the Issuer. Such leasing activities carry a high amount of risk. The Issuer cannot guarantee that any of the land it leases will be profitable, and investors could suffer a complete loss of their investment.

An investment in oil and gas exploration has a high risk of failure.

Leasing and exploration operations by the Issuer or its partners may be unsuccessful as a result of a variety of factors, including unexpected drilling conditions, equipment failures, blowouts and other forms of accidents, and shortages or delays in the delivery of equipment. In addition, there is no guarantee that the Issuer will discover any gas or oil reserves through its exploration activities. If no reserves are found by the Issuer, it could result in a complete loss of a Member's investment in the Issuer. Even if oil and gas are discovered by the Issuer, there is no guarantee that sufficient quantities will be discovered for the Issuer to remain profitable or be able to return investors invested capital.

The costs of oil and gas exploration have margins of uncertainty.

If unexpected costs arise due to higher-than-expected leasing costs, equipment cost increases or equipment failure, it could reduce the amount of area the Issuer can explore and could potentially have a negative effect on the Issuer's ability to find reserves and would have a negative effect on investor returns.

Changes in crude oil and natural gas prices may adversely affect the Issuer's results of operations.

The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the Issuer's results of operations and financial condition is crude oil prices. Lower crude oil prices will have an adverse impact on the Issuer's results of operations and cash flows. The Issuer's profitability depends heavily on crude oil and natural gas prices. Crude oil and natural gas prices are

subject to international supply and demand and other factors that are beyond the Issuer's control, including among other things:

- the control on production exerted by the Organization of the Petroleum Exporting Countries ("OPEC") member countries which control a significant portion of the world's supply of oil and can exercise substantial influence on price levels;
- global geopolitical and economic developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations or bilateral sanctions or disruptions due to local instability;
- global and regional dynamics of demand and supply of oil and gas;
- prices and availability of alternative sources of energy;
- governmental and intergovernmental regulations, including the implementation of national or international laws or regulations intended to limit greenhouse gas emissions, which could impact the prices of hydrocarbons; and
- success in developing and applying new technology.
- All these factors can affect the balance between demand and supply for oil and prices of oil.

Tightening regulation in oil and gas activities could lead to increased compliance costs and other restrictions which could negatively affect Issuer operations.

The exploration and production of oil and natural gas is highly regulated and is subject to conditions imposed by state and federal governments. Due to accidents, political change, or for other reasons, state and federal governments could implement stricter regulation on environmental protection, risk prevention and other forms of restrictions to exploration. These new regulations and legislation, as well as evolving practices, could increase the cost of operating and could also require changes to our exploration plans which could in turn restrict or even completely prevent Issuer Operations. It also may lead to higher costs, including increased taxes and royalties. The oil and gas industry is subject to the

payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities. Increases in the tax regimes applicable to oil and gas operations could negatively affect the Issuer's ability to be profitable.

Energy industry operations directly affect the environment.

The Issuer will need to comply with environmental and other regulations during its leasing and exploration operations and could suffer negative consequences if it fails in its compliance which could result in the Issuer losing its ability to operate. These regulations include, but are not limited, to Texas state rules for mineral acreage leasing, the Texas Railroad Commission and TCEQ guidelines for oil and gas operators.

12. USE OF PROCEEDS OF THIS OFFERING

Wolfer Finance, Corp is selling and issuing digital security tokens on the Akemona platform to raise funds for capital investment into various business opportunities sourced by its CEO, Drew Wolfer. Drew Wolfer will have complete discretion over how to utilize the capital raised. Drew Wolfer may invest in expanding Wolfer Finance's Master & Validator Nodes, set up a cryptocurrency mining arm which may or may not include flare gas technology, acquire the rights and drill oil wells on property owned by Drew Wolfer's family members, or invest in single family (fix & flip projects) or commercial real estate. Some of this money will be used to pay a salary to officers of the Issuer, which will be set at the sole discretion of Drew Wolfer. We may also use the proceeds to secure and manage other subsidiary companies inside of the WEB3 and traditional "real world" business space that come in the future under the Wolfer Finance Corp umbrella or to pay off long term debt on the Wolfer Finance balance sheet. We intend to use the funds raised in this offering to help bolster and diversify our revenue generating assets , further scaling Wolfer Finance Corp.

Oversubscriptions will be accepted on a first-come, first served basis. The capital committed during this offering will likely be used to fund the procurement of required collateral or equipment for blockchain infrastructure such as master & validator nodes, to fund potential digital currency mining, subsidiary & management opportunities inside of the WEB3 and traditional "real world" business space, as well as other operational & company expenses that our business model incurs as a requirement of operating such a conglomerate.

Akemona Fee's fee includes a $5,000 onboarding fee + 5% of raise amount.

Early Bird Investors will receive rewards tokens, backed and redeemable via USDC for every $100 invested an investor. The amount of tokens varies from 10% to 0% of the amount invested, as described in Section 6 above. The above table assumes that the maximum number of reward tokens are issued (i.e., all early investments are invested are invested in $100 increments and all milestones are reached via the minimum funds

invested rather than expiration of time). It does not include the up to 250 additional Class C Units which may be available as early bird bonuses.

These values do not include payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

The Issuer does not expect to require the Maximum Offering Amount to execute its business plan. However, the Issuer may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as additional reserves.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of the Issuer's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of the Issuer's business plan or the completion of less than the total Offering, may cause the Issuer to modify the above-described allocation of proceeds. The Issuer's use of proceeds may vary significantly in the event any of the Issuer's assumptions prove inaccurate. The Issuer reserves the right to use the net proceeds from this Offering to pay down debt, or to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

Target Offering Amount: $15,000

Maximum Offering Amount: $2,500,000

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$8,800	$2,300,000
Estimated Akemona Fee	$5,750	$125,000
Estimated Miscellaneous Offering Expenses	$450	$75,000
Purchasing of Assets	7,550	1,800,000

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Working Capital & Reserves	750	350,000
Marketing Budget	500	150,000

13. ISSUER'S OWNERSHIP AND CAPITAL STRUCTURE

Outstanding Securities

Class Of Security	Authorized	Outstanding	Voting Rights	Other Rights	Maturity or Exercise Date
commonstock	50,000		N	Class B Stock	06-19-2024
commonstock	100,000	100,000	Y	Class A Stock	05-14-2024

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer's Response: Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? Issuer's Response: Voting Rights: Class A shares are the only shares entitled to vote on corporate actions. Additionally, Nordic Alpha Holdings LLC, an entity owned and controlled by Drew Wolfer which controls 90% of the Issuer's Class A Shares, is entitled to appoint a "Founder Director" whose approval is required for various major corporate actions. The Class B shares being sold in this offering are non-voting and will not participate in the government of the Company. Board of Directors: The Issuer is governed by a one-member Board of Directors, which consists of Drew Wolfer (who is also the Founder Director). Dividends: The holders of outstanding shares of Class B Stock shall be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and pro rata among the holders of Class B Stock in proportion to the number of shares of Class B Stock held by them. The right to receive dividends on shares of Class B Stock shall not be cumulative, and no right to dividends shall accrue to holders of Class B Stock by reason of the fact that dividends on said shares are not declared or paid. Question: Are there any differences not reflected above between the securities being offered and each of the other classes of security of the Issuer? Issuer's Response: Only Class B shares are entitled to receive dividends. The Issuer intends to distribute 50% of

the Company's Net Income to the 2022 NFT holders and Class B shareholders collectively, with each NFT and Class B share entitling its owner to an equal pro-rata piece of such distributions. Class A Units are not entitled to dividends during the operations of the Company, but are expected to receive approximately 50% of the value of the Issuer at the time of the Issuer's liquidation or sale. Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered? Issuer's Response: The principal shareholders control all aspects of the Issuer, including but not limited to how Corporate Funds are spent, the setting of officer salaries, the purchase and sale of company assets (including the ability to sell the Issuer or the assets of the Issuer), when to declare dividends (and how much to declare), when and how much to pay the Issuer's 2022 NFT holders, and when to issue more Class B Units. The principal shareholders also have the right to amend the Issuer's Articles, Bylaws, and other governing documents at any time, which would allow them to authorize additional Class B Units or additional Classes of ownership units which would further dilute the Class B shareholder's dividend rights.

Question: Are there any differences not reflected above between the securities being offered and each of the other classes of security of the Issuer?

Issuer's Response: Non-Voting

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: None At The Moment

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering fractionalized equity shares as a digital token that provides a risk/return trade-off to investors. Please refer to Offering Information and Term Sheet for the method for determining the price of securities sold.

The Issuer cannot change the terms of the offering after the close of the subscription.

The issuer is offering digital security tokens representing shares of common equity of the company. The issuer has estimated the value of the enterprise based on assumptions about future cash flows, growth rates, and discount rates. Small changes in these assumptions can lead to significant variations in the estimated value, posing risks for investors.

Equity investments in the issuer company can be influenced by corporate actions, and these actions may introduce specific risks for investors. Equity issuances in the future can lead to dilution for existing shareholders, reducing their proportional ownership in the company.

If the issuer takes on significant debt to fund its operations or expansion, it increases its financial leverage. This can introduce solvency risks, especially if the company struggles to meet debt obligations or faces economic downturns.

Mergers or acquisitions involving the issuer can impact shareholder value. The terms of the deal, including the valuation and consideration structure, can influence the return on investment for existing shareholders.

If the issuer decides to distribute dividends, it can impact the cash available for reinvestment in the business. Investors may face reduced opportunities for capital appreciation if profits are distributed rather than reinvested for growth.

Changes in the issuer's management team, including the departure of key executives, can impact the company's strategic direction and operational efficiency. Alterations to the corporate structure, such as the creation of new subsidiaries, spin-offs, or other structural changes, can impact the value and risk profile of the investment.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

As a minority shareholder in the issuer company the ability of common equity investors to influence decision-making and protect their interests may be limited. Minority shareholders may not have the same level of access to information as majority shareholders or members of the management team.

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

The issuer may engage in capital-raising activities in the future, such as issuing additional equity or taking on debt. Equity issuances can lead to dilution for existing shareholders, reducing their proportional ownership in the company. If the issuer takes on significant debt to fund its operations or expansion, it increases its financial leverage. This can introduce solvency risks, especially if the company struggles to meet debt obligations or faces economic downturns. Mergers or acquisitions involving the issuer can impact shareholder value. The terms of the deal, including the valuation and consideration structure, can influence the return on investment for existing shareholders. If the issuer decides to distribute dividends, it can impact the cash available for reinvestment in the business. Investors may face reduced opportunities for capital appreciation if profits are distributed rather than reinvested for growth. Changes in the issuer's management team, including the departure of key executives, can impact the company's strategic direction and operational efficiency. Investors may be concerned about the ability of new leadership to execute the business plan. Alterations to the corporate structure, such as the creation of new subsidiaries, spin-offs, or other structural changes, can impact the value and risk profile of the investment.

15. TERMS OF ISSUER INDEBTEDNESS

Creditor: Long Term Tender Offer Loans
Amount Outstanding: 216143.07
Interest Rate: 0
Maturity Date: 03-30-2034
Other Material Terms: N/A
Creditor: Credit Card Balances
Amount Outstanding: 500
Interest Rate: 0
Maturity Date: 07-31-2024
Other Material Terms: N/A
Creditor: Accounts Payable
Amount Outstanding: 840
Interest Rate: 0
Maturity Date: 07-31-2024
Other Material Terms: N/A

16. EXEMPT OFFERINGS CONDUCTED

As part of the consummation of the merger between Wolfer Finance LLC (the Company's Predecessor) and the Issuer, the Issuer issued Class A and Class B stock to its directors and officers (and entities controlled by its directors and officers) in exchange for ownership interests in Wolfer Finance LLC. These transactions by Company insiders are exempt from Registration under the Securities Act by Section 4(a)(2).

Similarly, Wolfer Finance LLC (the Company's Predecessor) also issued Membership Interests to its directors and officers (and entities controlled by its directors and officers) at inception (August 2022). These transactions by Company insiders are exempt from Registration under the Securities Act by Section 4(a)(2).

17. OPERATING HISTORY AND FINANCIALS

The Issuer has indicated that it has an operating history.

The Issuer has made the following financial disclosures.

Financial Standing

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the years ended December 31, 2023 and 2022 are attached to this Form C.

Operations

Revenues

Total revenues for the years ended December 31, 2023 and 2022 were $86,269 and $257,250. These recognized revenues reflect the fact that Wolfer Finance liquidated some master/validator nodes and coin balances at a loss due to market conditions in 2023.

Operating Expenses

Total operating expenses for the years ended December 31, 2023 and 2022 were $385,227 and $60,635, respectively. The Company paid $243,564 for Marketing during fiscal year 2023 to Drew Wolfer for the marketing of Wolfer Finance, and did not pay anything in this category in 2022. The Company recognized Amortization expenses of $92 and paid taxes and licensing fees of $12,807.00 in 2023, compared with $0 in 2022, reflecting taxes and licensing fees for servers and softwares integral to our business.

The other components of Operating Expenses, the changes to each category, and the reason for such changes are summarized below:

- **Transaction Fees:**A 292% ($2,131) increase from $731 in 2022 to $2,862 in 2023. Wolfer Finance aggregates all of its master/validator node rewards into USDC. We started that process immediately, but only operated for 6 months in 2022.

- **Dues & Subscriptions:**A 12,390% ($30,727) increase from $248 in 2022 to $30,975 in 2023. Wolfer Finance only operated for 6 months in 2022, but ramped up its compliance, servers, et cetera in 2023.
- **Office and General:**A 50% (- $2,858.00) decrease from $5,678 in 2022 to $2,820 in 2023. Wolfer Finance has most office supplies and did not need to spend as much in 2023 as it did when the business started in 2022.
- **Hosting:** A 23% ($2,653) increase from $11,750 in 2022 to $14,403 in 2023. Despite the increase in expense, Wolfer Finance actually paid less for hosting on a monthly basis in 2023 than in 2022 \. In 2022, Wolfer Finance was only active and operating for 6 months.
- **Travel:** A 95% ($(15,599)) decrease from $16,378 in 2022 to $819 in 2023. Wolfer Finance did not attend any international conference ins 2023, as it did in 2022.
- **Consulting:** A 197% ($51,035) increase from $25,850 in 2022 to $76,885 in 2023. Wolfer Finance received extensive compliance advice in 2023, and less in 2022 due to it only being in operation for 6 months in 2022.

Gains/Losses on Digital Assets

The Company had realized gains (losses) on Digital Assets for the years ended December 31, 2023 and 2022 of ($150,893) and ($360,145), respectively, with unrealized gains on Digital Assets for 2023 and 2022 of $775,638 and ($349,877), respectively. These gains and losses were due to market conditions and fluctuations at the time of liquidation of assets. Wolfer Finance liquidated some master/validator nodes that were not performing well, and the subsequent losses from those liquidations are reflected.

Other Income

The Company had other income for the years ended December 31, 2023 and 2022 of $15,016 and $3,318, respectively. This other income reflects interest, appreciation of assets, master/validator node rewards, etcetera.

Income/Loss from Operations

Net income (loss) from operations for the year ended December 31, 2023 was $340,803 compared to ($510,089) for the year ended December 31, 2022. The difference in performance between these two years can primarily be attributed to Wolfer Finance not liquidating any assets at a loss in 2023.

Changes to Non-Current Assets

As of December 31, 2023 and 2022, we held Digital Currency with values of $295,768 and $527,783 respectively, investments with values of $100,045 and $202,229 respectively, and Staked Receivables of $1,540,374 and $995,048 respectively. The differences in these amounts reflects Wolfer Finance allocating the majority of its capital to investments into 2023. Additionally, as of December 31, 2022 we held a Note Receivable of $243,564, which reflected and realized in 2023 as Drew Wolfer's marketing expenses paid directly to him in 2022, but is now realized as income for Drew Wolfer in 2023.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. As discussed in the Notes to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2023, the Company had $14,105 in cash and cash equivalents, $295,768 in Digital Currency, and $1,540,374 in Staked Receivables. As of May 1, 2024, that amount was $ 10,066 in cash and cash equivalents, $ 371,533 in Digital Currency, and $1,991,633 in Staked Receivables.

The Company made a profit of $340,803 during the year ended December 31, 2023, and a loss of ($510,089) during the year ended December 31, 2023, and estimates that it has

accumulated profits totaling approximately $441,529 from January 1, 2024 - April 30, 2024.

We are presently able to meet our obligations as they come due through having the required capital and assets to pay any debt. If we do not raise any additional money in this offering, we anticipate we will be able to continue operating our current businesses but will not expand into new areas. If we raise the full $2,500,000 maximum raise for this offering, then we believe we will have the necessary cash to expand to new additional business models, which we hope will diversify our company's risk profile and increase our profitability. Our Plan of Operation for the next twelve months is to raise capital and use those proceeds to invest in our core business as well as branching out into related areas, as discussed in our business plan.

However, future liquidity requirements may arise from the need to fund the operations of our business and make future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

The proceeds from the Offering are not necessary to continue our current operations but are necessary to expand our operations and branch out into related areas. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may make one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933.

Trends and Uncertainties

Wolfer Finance has master/validator node assets that are subject to fluctuation in price. The cryptocurrency markets, and subsequent underlying required collateral of its master/validator nodes can go down in value during a market downturn. The USD value of the interest or fees Wolfer Finance receives from validating & masternodeing blockchains can decrease with the decrease of the token prices during a potential market downturn.

Wolfer Finance is planning to hedge its risk and expand into real world assets and businesses in the future. The real world assets and businesses include, potentially, real estate, oil production, digital currency mining, management, et cetera. These business models all have inherent risk associated with them. PreSend (the Wolfer Finance owned software subsidiary) could never become a profitable company or receive any patents or licensing agreements with partners. The real estate markets are subject to market conditions and fluctuations as well. The oil production industry is reliant upon the ability to produce oil, but also depends upon the price of oil per barrel at the time of sale.

For a more detailed review of the risks and uncertainties affecting the Company, see "Risk Factors" above.

Financial disclosures of the past two years

Current Number of Employees: 2

	Most Recent Fiscal Year-End	**Prior Fiscal Year-End**
Total Assets	$1,952,379	$1,968,624
Cash and Cash Equivalents	$410,561	$730,012
Accounts Receivable	$1,540,374	$995,048
Short-term Debt	$1,340	$17,040
Long-term Debt	$2,144,803	$2,474,928
Revenue/Sales	$86,269	$257,250
Cost of Goods Sold	$0	$0
Tax Paid	$0	$0

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Net Income	$340,803	-$510,089

Financial Statements

The following financial statements are attached to this document.

File Name	Description
Wolfer Financial Statements 2023 Final.pdf	2023 Audited Financials
#3 - Wolfer Audited Financial Statements 2022 Final.pdf	2022 Audited Financials
Filed Wolfer Finance Corp - Amended and Restated Certificate of Incorporation - 5_21_2024.pdf	Amended Certificate of Incorporation
WF TTT Emails.pdf	Test-the-Waters Emails
WF TTT Tweets.pdf	Test-the-Waters Tweets
Operating Agreement Wolfer Finance SPV LLC.pdf	Operating Agreement of Co-issuer
Aegis Custody Trust Company Agreement.pdf	Digital Asset Custody Agreement
Listing Agreement with Wolfer Finance Inc.pdf	Listing Agreement
Side Letter Agreement Wolfer Finance.pdf	Funds Disbursement Agreement
Wallet Certification By Wolfer Finance (signed).pdf	Wallet Certification
Wolfer Finance SPV LLC.pdf	Co-issuer Incorporation
Wolfer Finance Corp. - DE Bylaws.pdf	Bylaws of Wolfer Finance Corp
Filed Delaware Certificate of Merger - Wolfer Finance.pdf	Merger Certificate
Wolfer Finance - Agreement and Plan of Merger.pdf	Merger Agreement
Wolfer Finance Corp. - Stockholders' Agreement.pdf	Stockholders' Agreement

If you are viewing a printed copy of this offering statement, please print the abovementioned files separately. The financial statements can be separately downloaded from the Issuer's page on the Akemona funding portal at https://akemona.com/offerings.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than April 30 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: wolfer.finance/

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer
- Beneficial Owner of 20% or more of the Issuer's stock based on voting power
- Promoter of the Issuer
- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

As of May 15, 2024, the Issuer has 2 Employees. It also regularly employs 0 independent contractors.

Continuation of Business from Wolfer Finance LLC

The Issuer began business as Wolfer Finance LLC, a Delaware Limited Liability Company ("the Predecessor Entity"), in April of 2022. In preparation for this offering, the Predecessor Entity merged with the Issuer, a Delaware Corporation, to make itself a more attractive entity into which individuals can invest. The Merger was completed on May 17, 2024. This change in corporate form does not reflect a change in operations or business plan.

Conflicts of Interest

There are substantial conflicts of interest between the Issuer, its Officers, and potential purchasers in this offering. Our Officers act as officers, directors, advisors, managers and/or members of other entities and may have current or future responsibilities to such entities, which entities may have similar business plans to the Issuer and may compete with the Issuer. To the extent our Officers are required to spend time on such investment and/or management activities, they may not be able to devote full-time to the Issuer's operations.

Our Officers try to balance our interests with their duties to other entities owned or managed by them. However, to the extent that such persons take actions that are more favorable to other entities than to the Issuer, these actions could have a negative impact on our financial performance and, consequently, on the distributions our Class C shareholders will recieve. To the extent that those other entities have investment objectives that compete with the Issuer, our Officers will allocate opportunities between the Issuer and these other entities using its business judgement. Factors that our Officers may consider include investment objectives and criteria for each entity, cash requirements and capital in the Issuer and the other entities available for investment when the

opportunity arises, the effect of inclusion of the opportunity on portfolio diversity, leverage ability for each entity, and anticipated cash flow and holding periods.

Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where properties owned, managed, or advised by our Officers are located. In such a case, a conflict could arise in the leasing of properties if we and such other properties were to compete for the same tenants, or a conflict could arise in connection with the resale of such properties if there were an attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we and such other property seek to employ developers, contractors or building Managers, as well as under other circumstances.

Some assets, particularly the Flare Gas facility and oil & gas production rights, may be purchased or rented from Member's of Drew Wolfer's family, and Drew Wolfer may be tempted to favor the interests of his family over the interests of the Issuer. Similarly, other investments (especially real estate investments) may involve employing or partnering with friends and business contacts of Drew Wolfer, and he might be tempted to favor the interests of such friends and contacts over the Issuer. Drew Wolfer is also allowed to sell the Issuer's asset to himself, to Members of his family, or to Compays he controls, and may be incentivized to do so at a price which is lower than could be obtained on the open market. While the Issuer intends to pay 50% of its net profits to Class C shareholders and the 2022 NFT holders, it is not legally required to declare dividends or make such payments, and may be incentivized not to do so such that it can acquire additional assets for investment.

Since the Issuer's Class A Shareholders do not receive regular distributions of Issuer profits, Drew Wolfer and other Class A Shareholders may be incentivized to run up Issuer expenses (especially when such expenses, like officer salaries, benefit themselves) or otherwise avoid making such distributions. Since Class A Shareholders are expected to receive 50% of the Issuer on liquidation, whether or not Class B Shareholders have received a return of their investment, Drew Wolfer (who controls 90% of Class A shares)

may be incentivized to liquidate the Issuer if he is in need of cash, even if doing so is harmful to the interest of the Class B shareholders.

Drew Wolfer's sets his own salary and the salary of other officers/employees, and will be incentivized to set a high salary even if the work he is performing or the performance of the Issuer would not warrant it. Our Officers may also be incentivized to make more risky business decisions than they would in the management of their own assets.

The Issuer does not have any formal policies in place to address or resolve these conflicts of interest.

Prior Performance in Real Estate Investments

The owners and decision makers of the Issuer are Drew Wolfer and Craig Emslie. While Craig Emslie and various business contacts of the Issuer's owners have experience as real estate investors, none of these individuals have had experience raising money from third-party investors to be invested in real estate. Since there are no "programs" which issued securities to investors within the meaning of SEC Industry Guide 5, there is no prior performance information to report.

Sale of NFTs in 2022 to Finance Company Operations

In June 2022 the Predecessor Entity of the Issuer sold 5,000 TWF "Non-Fungible Tokens" ("NFTs") for $500 per NFT on the polygon blockchain, on the open market. The Predecessor entity of the Issuer brought in net proceeds of approximately $2,450,000 during this token sale.

Later in 2022, as advised by counsel after the token sale had closed, counsel advised that these token sales could be classified as unregistered securities. The Predecessor entity of the Issuer then, on the advice of counsel, enacted remediating efforts in April-May 2023, through a full-cash rescission offer. The rescission offers concluded after 30 business days and all rescission acceptors were paid full cash, plus 3% interest. The total of the rescission acceptors was $326,855.68. Then, a second remediating effort commenced, as buyback offer was conducted in March 2024, resulting in $240,158.97 worth of NFTs being bought back in exchange for unsecured promissory loan note payable over a 10-

year period. The Company promptly paid off 10% of the net principal. The Issuer does not plan to; but may use some of the funding proceeds from this offering to further pay down these notes.

Of the initial NFTs sold by the issuer in 2022, 3,841 remain outstanding as of April 30, 2024, with an original purchase price of approximately $1,920,500. When making distributions, the officers of the Issuer plan to treat these NFTs in the same way as Class B Stock, such that the Issuer will make distributions to NFT holders in the same, per share / per NFT amount as the purchasers of Class B stock in this offering. The Smart Contracts underlying these NFTs are available at the following addresses:

https://polygonscan.com/token/0xce8a6e03e6996f259191a18c4e2aa398319b04e9

While the Company has made diligent efforts to remediate any Securities Law violations, the Company may continue to have exposure to claims that its 2022 sale of NFTs violated the Securities Laws. Additionally, distributions of net profits to these NFT holders will likely decrease the funds available to the Company to declare dividends.

Disclosure Concerning Criminal History of Drew Wolfer

More than 10 years ago, from a period of 2008 to 2013, in his teen and young adult years, Mr. Drew Wolfer (the Issuer's CEO) was convicted of crimes in Illinois. On January 15, 2008, (at age 18) Drew pled guilty to possession of drug paraphernalia, possession of alcohol by a minor, and theft of items of a value of $150 or less. On December 29, 2008, (at age 19) Drew pled guilty to Burglary. On July 8, 2011, (at age 21) Drew pled guilty to charges of possession of cannabis, driving under the influence of cannabis, misdemeanor domestic battery, and resisting or obstructing a peace officer. On February 20, 2013, (at age 23) Drew pled guilty to aggravated battery. These convictions all took place in Illinois.

Drew regrets his behavior and has paid all fines and served all sentences imposed. One thing he can unequivocally say is that the repercussions of those decisions molded him into the man that he is today, and the remorse he feels from these poor decisions, and

subsequent tribulations, are the reasons that he strives to be the man of integrity that he is today.

At 23 years old, in 2013, Drew paid for his offenses and transgressions with the most precious commodity that he owns. His time. That said, he wouldn't change the trajectory of his life, because he believes these consequences were the best things that could have ever happened to him. It was only then that he understood and became aware of what is truly important in life, as well as the type of human that he wanted to be from then on. Over the past decade, and with all of that in mind, he put those beliefs into practice in all that he has done.

The moment his debt was paid he made the conscious decision to pursue a better life, not only for himself but for his family that had to live through these events with him. In 2014, he enrolled in Blackburn College and was fortunate enough to be a student athlete on the men's soccer team. He then transferred, after his first year at Blackburn, to the University of St. Francis in Joliet, IL on a men's soccer scholarship. He graduated early, with a 3.93 GPA and Dean's List honors for every semester he was enrolled in both colleges, while also being the CFO of the student government, as well as being a tutor for the college of business at USF. Drew was also honored to graduate as a fraternal member of the Phi Theta Kappa & Delta Mu Delta academic honor societies. As of September 2023, Drew was also honored to be one of the few alumni to have ever received the "Distinguished Alumni Award" from the USF College of Business.

Upon graduation, he then received an offer to work at a Fortune 100 company. This company was Liberty Mutual. He worked in property claims and transitioned to cyber security before he decided to venture out and start his own businesses in order to provide for himself and his wife and son, and this leads us up to the present date.

Drew strives, every day, to do everything in life with the utmost integrity. This not only references business endeavors, but also personal relationships and even daily interactions with total strangers.

Drew understands that without defeat we cannot appreciate victory, and it is with that understanding that he developed the prowess that allows him to put forth the same values in anything that he pursues in life.

Drew will leave you with this one parting thought: he does not ask that people believe in me blindly. In fact, he does not even ask them to believe in him at all. The one thing he requests is that 1% of indifference, that snowball's chance to prove that he is the man that he believes he has shown himself to be over the past decade.

In recognition of services rendered in setting up and marketing the Issuer, the Issuer paid Drew Wolfer $13,255 in 2022 and $254,786 in 2023. Additionally, the Company's has contributed Capital to, and received payments from, PreSend Inc. (and its pre-merger predecessor, PreSend LLC), in which Nordic Alpha Holdings LLC (Controlled by Drew Wolfer) controls 35.97% of the votes and SA Automation Enterprise LLC (Controlled by Craig Emslie) controls 25.9% of the votes.

Other than the above, and the payment of officer salaries not reflected in the above, the Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer
- Beneficial Owner of 20% or more of the Issuer's stock based on voting power
- Promoter of the Issuer
- Immediate family member of any of the abovementioned person

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1) No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security

ii) involving the making of any false filing with the Commission

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security

ii) involving the making of any false filing with the Commission

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities.

3) No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i) at the time of the filing of this offering statement bars the person from:

A) association with an entity regulated by such commission, authority, agency or officer

B) engaging in the business of securities, insurance or banking

C) engaging in savings association or credit union activities.

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

ii) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5) No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

ii) Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6) No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

i) in control of the Issuer

ii) under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.

APPENDIX

Test the Waters Campaign by Wolfer Finance Corp

The US-Based Blockchain Infrastructure & WEB3 Conglomerate

Wolfer Finance Corp ran a Test the Waters campaign on the Akemona funding portal from 10-26-2023 to 05-22-2024. The details of the Test the Waters campaign are as follows:

Maximum Fundraising Goal: $5,000,000.00
Amount Reserved by Potential Investors: $1,648,432.00
Number of Potential Investors: 518

Elevator Pitch

Wolfer Finance Corp is a blockchain & WEB3 infrastructure company. We help host well known blockchains like ETH through validator/master nodes as well as potentially mining in the future.

Overview of the Intended Offering Provided to Potential Investors


MASTER & VALIDATOR NODES
(An "On-Chain" Real Estate Company)
~12% APR
COST ~$142K
WORTH ~$300K
~7-8% APR
COST ~$208K
WORTH ~$700K
~4-5% APR
COST ~$141K
WORTH ~$400K
~7-8% APR
COST ~$185K
WORTH ~$350K
1. We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins) & host those node licenses, softwares, and data on our servers (our house).
2. We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
3. Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
4. Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
5. Our income/interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your card).

Wolfer Finance, Corp will be selling and issuing digital security tokens on the Akemona platform to raise funds for capital investment into blockchain infrastructure such as master & validator nodes, to fund potential digital currency mining, subsidiary & management opportunities inside of the WEB3 and traditional "real world" business space, as well as other operational & company expenses that our business model incurs as a requirement of operating such a conglomerate!

WHAT DO INVESTORS RECEIVE?


WHAT INVESTORS RECEIVE!
$
50%
VESTED INTEREST[1]
$WOLFER Tokens Give You A Vested Interest In Wolfer Finance! All Wolfer Tokenholders Receive Up To 50% NET PROFIT SHARE from the TOKENS they own, cumulatively![1]
DIGITAL SECURITY[1]
You Now Own A VESTED INTEREST In The WOLFER FINANCE Company! Your INVESTMENT Is Represented By The Digital Security Token! THANK YOU For Your Vote Of Confidence In Our Institution![1]
PROFIT SHARE[1]
WOLFER FINANCE Tokenholders Receive Up To 50% NET PROFIT SHARE from the TOKENS they own, cumulatively![1]

1) **A Digital Security Token ($Wolfer)**

2) **VESTED INTEREST!** Earn Income On Your **$Wolfer** Finance Tokens! Tokenholders/Investors Receive Up To **50.00% NET PROFIT SHARE** from the **COMMON STOCK** or tokens they own, cumulatively, in Wolfer Finance, Corp![1]

3) **PROFIT SHARE!** Wolfer Finance Investors/Tokenholders Receive Up To **50.00% NET PROFIT SHARE** from the **COMMON STOCK** or tokens they own, cumulatively, in Wolfer Finance, Corp![1]

4) **COMMON STOCK!** You Now Own Common Stock In The Wolfer Finance, Corp Company! Your Vested Interest In Our Company Is Represented By The Digital Security Token! Thank You For Your Vote Of Confidence In Our Institution! [1]

SPECIAL BONUSES!


EARLY BIRD BONUSES!
%
$
$25
DISCOUNT
BONUS SHARES
WELCOME BONUS
For every $100 you invest in the first 2 weeks, you will receive $10 in rewards tokens, backed and redeemable 1:1 via USDC any time after the offering has closed! This is essentially a potential 10% BONUS on your investment!
Every $1,000 you invest also secures you an EXTRA BONUS OF $100 worth of Wolfer Finance COMPANY DIGITAL SECURITY TOKENS!
This is a potential 10% EXTRA BONUS on your tokens & INVESTMENT!
For the FIRST $100 you invest also secures you an EXTRA $25 worth of Wolfer Finance company tokens!
This is a potential 25% EXTRA BONUS on your initial $100 worth of tokens & investment!

BONUS #1 (10% For The First 2 Weeks ONLY - Conditions Apply!):[2]

- For every **$100 you invest** in the first 2 weeks (terms and conditions apply), you will receive **$10 in rewards tokens**, backed and redeemable 1:1 via USDC any time after the offering has closed![2]
- This is essentially a potential **10% DISCOUNT** on your investment, **redeemable in USDC**, so don't miss it because this potential discount will continually decrease every week, or with every funding level we reach, as we get closer to the close of the offering![2]

BONUS #2: AND THERE'S EVEN MORE (For The First 2 Weeks ONLY - Conditions Apply!):[3]

- **Every $1,000** you invest also secures you an **EXTRA BONUS OF $100 worth of Wolfer Finance COMPANY DIGITAL SECURITY TOKENS** (terms and conditions apply)![3]

- This is a potential **10% EXTRA BONUS** on your tokens & investment, so don't miss it because this bonus will continually decrease as we get closer to the close of the offering![3]

Have more than $1,000 you want to invest?

- No problem at all. The 2 previously mentioned BONUSES come in $100 investment & $1,000 investment increments! Feel free to take advantage of this EXCLUSIVE DEAL![(1)(2)]

BONUS #3: NOT ENOUGH? WELL, THERE'S EVEN MORE (For The First 2 Weeks ONLY - Conditions Apply!):[3]

- For the FIRST $100 you invest also secures you an extra $25 worth of Wolfer Finance company tokens (terms & conditions apply)![3]
- This is a potential **25% EXTRA BONUS** on your initial $100 worth of tokens & investment, so don't miss it because this bonus will cease as we get closer to the close of the offering![3]


BUSINESS MODEL / REVENUE
MASTER & VALIDATOR NODES
(An "On-Chain" Real Estate Company)
~12% APR
COST ~$142K
WORTH ~$300K
~7-8% APR
COST ~$208K
WORTH ~$700K
~4-5% APR
COST ~$141K
WORTH ~$400K
~7-8% APR
COST ~$185K
WORTH ~$350K
1. We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins) & host those node licenses, softwares, and data on our servers (our house).
2. We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
3. Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
4. Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
5. Our income/interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your card).

Blockchain Infrastructure

Validators and master nodes are best described similar to an "on-chain" real estate company.

- We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins)
- We then host those node licenses, software, and data on our servers (our house).
- We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
- Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.

- Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
- Our income and interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your credit/debit card).

**The business model is literally that simple.*

APRs and values are subject to change with market conditions, as is the distribution of the portfolio/assets.

APRs are based upon the historical performance of the Wolfer Finance master/validator nodes in 2022 & 2023.


EQUITY & POTENTIAL MINING
BurlCore Gold Mining Rights
~84% APR
Digital Currency Mining
Up To 60% Potential APR
PRESEND
Subsidiary Ownership
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.
Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Wolfer Finance has potential access to management opportunities in Seed A technology companies & startups, as well as other real world businesses, due to our **MULTI-BILLION DOLLAR NETWORK.**

Portfolio and assets are subject to change in the future.

APR quoted and estimate is taken from statistics in Burlcore marketing materials in 2023.

APR for digital currency mining taken from statistics on Nicehash.com in 2023.

APRs are subject to change with market conditions.



PENDING
PATENTED
PENDING
THE WOLFER FINANCE NETWORK
PRESEND
Wolfer Finance has potential access to early stage technology companies & startups (as subsidiaries) due to our MULTI-BILLION DOLLAR NETWORK of high net worth individuals.
SUBSIDIARY BUSINESS PORTFOLIO
Wolfer Finance already owns & manages a subsidiary silicon valley style software start-up, PreSend, with 2 Pending Patents. This is what we plan to accomplish through our service based business model, building an equity and management portfolio of companies in the WEB3 space!
Proofed by Hacken
Smart Contract Audit
9.95/10 SECURITY SCORE

SUBSIDIARY BUSINESS(ES) PORTFOLIO UNDER MANAGEMENT

Wolfer Finance already owns and manages a subsidiary **SILICON VALLEY STYLE SOFTWARE START-UP**, **PreSend**, with 2 **PENDING PATENTS**. This is what we plan to accomplish through our service-based business model, building a subsidiary & management portfolio of companies in the WEB3 space!

Wolfer Finance owns PreSend, Inc, which could potentially be very fruitful for Wolfer Finance if PreSend is issued its patents and secures revenue generating partnerships with the top blockchain based wallets & exchanges, as well as if it is ever acquired by a large institution.


CONTROLLING OWNERSHIP & MANAGEMENT PORTFOLIO
~84% APR COST ~$100K
UP TO 60% APR COST ~$100K
10% CONTROLLING OWNERSHIP
PROJECT VALUE ~$5M
Physical Gold Mining Tokenized Rights
We also have rights to physical gold mining (tokenized rights from Burlcore), where we own a portion of profit share and rights to gold bullion in the Ugandan ground that is then mined, exported, and sold to refineries in Dubai, with the potential to generate up to 6% monthly.
Equity & Pre-Seed / Seed Round Opportunities
Wolfer Finance already owns & manages a subsidiary SILICON VALLEY STYLE SOFTWARE START-UP, PreSend, with 2 PENDING PATENTS. This is what we plan to accomplish through our service-based business model, building an equity and management portfolio of companies in the WEB3 space!
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.

Physical Gold Mining Tokenized Rights

We also have rights to physical gold mining (tokenized rights), where we own a portion of profit share and rights to gold bullion in the Ugandan ground that is then mined, exported, and sold to refineries in Dubai, with the potential to generate 2 to 6% monthly.

Portfolio and assets are subject to change in the future.

APR quoted and estimate is taken from statistics in Burlcore marketing materials in 2023.

APRs are subject to change with market conditions.


INCOME DISTRIBUTION
50%
PROFIT SHARE
50% of net income is allocated for distribution to the investors as their portion of the profit share for their vested interest in Wolfer![1]
50%
COMPOUNDING
50% of net income is reallocated into our existing assets and/or securing new assets to generate more income for the company.

1. Wolfer Finance allocates **50%** of its profits every single month to **securing new assets that generate us more profits** from our increasing assets under management. This is what we would "define" (in our opinion) as the real **"auto-compounding"**, which helps our company **scale our assets under management and revenues** over time without having to raise more capital every single year.
2. Wolfer Finance allocates up to **50%** of its profits to **investor profit share and/or dividends** for our cumulative tokenholders.[1]

WHERE IS WOLFER GOING?


POTENTIAL CRYPTO CURRENCY MINING
Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct
When this gas cannot be feasibly collected for use due to economic or technical constraints, it is burned in a flare system to reduce the hazards associated with its release into the atmosphere.
Wolfer Finance has potential access to a property that already has oil wells & flare gas infrastructure to help support a mining operation. Wolfer Finance, through its network, has access to a site that has oil wells & flare gas infrastructure already built, as well as access to land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0 per kw/h as humanly possible!
Higher Profits Due To Reduced Electricity Costs: Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
Remote Operation & Site-Ready: Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
Reduce Carbon Footprint: By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Potential Cryptocurrency Mining Through Flare Gas Access

We have a potential **cryptocurrency mining opportunity,** that could proven to potentially be lucrative for our company. This opportunity is **mining cryptocurrency like BTC, LTC, DOGE,** for example, using **flare gas technology.**

WHAT IS FLARE GAS CRYPTOCURRENCY MINING?

- **The What:** Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In oil and gas extraction sites, particularly in oil fields, natural gas is often a byproduct.

- **The Why:** Wolfer Finance has potential access to a property that already has oil wells & flare gas infrastructure to help support a mining operation.

- **The How:** Wolfer Finance, through its network, has access to a site that has oil wells & flare gas infrastructure already built, as well as access to land and an over 50,000 sq ft metal building ready to help us host our miners for as close to $0 per kw/h as humanly possible!

WHAT THIS MEANS FOR WOLFER FINANCE

- **Higher Profits Due To Reduced Electricity Costs:** Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
- **Remote Operation & Site-Ready:** Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
- **Reduce Carbon Footprint:** By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

APRs & values are subject to change with market conditions.

APRs stats and estimates were gathered from nicehash.com in 2023.

APRs are estimates and the past is not an indicator of future performance.


POTENTIAL RESIDENTIAL/COMERCIAL REAL ESTATE
We're excited to announce our collaboration with a potential residential real estate partner, a seasoned player in the real estate arena.
We have the opportunity to help manage and operate an already established residential real estate business that buys/sells residential real estate, as well as has the ability and opportunity for residential real estate development for both short term flips, and long-term income generating assets (in this example: Wolfer Finance would own and lease/rent out the properties).
Their track record speaks volumes, with consistent project completions that not only meet, but often exceed, the anticipated 50% profit margin per 9-month flip or residential build.
By joining forces, Wolfer Finance can leverage our partner's proven strategies and market insights, while adding our expertise in project management and investment optimization.
WHY THIS MATTERS?
Short-Term Commitment, Long-Term Gains: A 9-month flip cycle ensures our capital isn't tied up for long, making it a perfect opportunity for investors seeking both agility and profitability in their portfolio. -
Verified Success Model: With our partner already achieving remarkable success in this domain, our potential collaboration is a testament to the viability and profitability of these ventures.
We're not just proposing a theoretical model: We're inviting you to be part of a proven success story, while helping to manage the company along its entire trajectory and involvement.
Scalability: With projected profits ranging between 50%, in a 9-month timeframe, multiple flips and developments can happen per year. Those potential profits can be compounded into new deals and assets immediately, and the real estate market allows us to scale almost infinitely.
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

POTENTIAL REAL ESTATE MANAGEMENT

- We're excited to announce our collaboration with a potential residential real estate partner, as well as many commercial real estate partners in our network, seasoned players in the real estate arena!
- We have the opportunity to help manage and operate an already established residential real estate business that buys/sells residential real estate, as well as has the ability and opportunity for residential real estate development for both short term flips, and long-term income generating assets (in this example: Wolfer Finance would own and lease/rent out the properties).
- Their track record speaks volumes, with consistent project completions that not only meet, but often exceed, the **anticipated 25-50% profit margin per 9-month flip or residential build.**
- By joining forces, Wolfer Finance can leverage our partner's proven strategies and market insights, while adding our expertise in project management and investment optimization.

WHY THIS MATTERS

- **Short-Term Commitment, Long-Term Gains:** A 9-month flip cycle ensures our capital isn't tied up for long, making it a perfect opportunity for investors seeking both agility and profitability in their portfolio.
- **Verified Success Model:** With our partner already achieving remarkable success in this domain, our potential collaboration is a testament to the viability and profitability of these ventures.
- **We're not just proposing a theoretical model:** We're inviting you to be part of a proven success story, while helping to manage the company along its entire trajectory and involvement.
- **Scalability:** With projected profits ranging between 25-50% APR, in a 9-month timeframe, multiple flips and developments can happen per year. Those potential profits can be compounded into new deals and assets immediately, and the real estate market allows us to scale almost infinitely.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

APRs are subject to change with market conditions.

APRs are estimates and are based upon previous performance of our potential real estate partner from the past. The past is not an indicator of future performance.


POTENTIAL OIL PRODUCTION
Wolfer Finance has a potential controlling interest & management opportunity to potentially produce millions of barrels of oil over the coming years!
Yes, you heard that right! Wolfer Finance has the opportunity to potentially be a managing member and operator of the interest of an oil production company based in the United States!
THE OPPORTUNITY
Potentially drill 3-4 different oil wells, on the same property, and extract the oil out of the ground to send off to the oil partners for production.
This business is plug and play, as it is ready-made due to the fact that they have already drilled previous wells on this property in different locations.
All network partners and infrastructure are already in place for this company to start producing oil as soon as potentially 90 days after breaking ground on the 3-4 new potential wells.
PREVIOUS PRODUCTION STATISTICS
This property has already produced around $40,000,000 worth of oil over around 10 years of operation.
Many oil wells pump for well over 20-30 years and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil from the ground!
WHY THIS MATTERS?
Wolfer Finance, if it is involved, will be a preferred equity owner in the oil production company, and as a management company, will also be an operator of the oil production company and wells so as to ensure the proper management of our time investment, capital, and potential profits.
If this opportunity comes to fruition, our company will be INVOLVED, managing the company from a "C-Suite or Board" type level, not just a silent partner
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

POTENTIAL OIL PRODUCTION

- Wolfer Finance has a potential **subsidiary ownership and management opportunity** to potentially **produce millions of barrels of oil over the coming years!**
- Yes, you heard that right! Wolfer Finance has the opportunity to potentially be a managing member and operator of the equity interest of an oil production company based in the United States!

THE OPPORTUNITY:

- **Potentially drill 3-4 different oil wells,** on the same property, and extract the oil out of the ground to send off to the oil partners for production.
- **This business is plug and play,** as it is ready-made due to the fact that they have already drilled previous wells on this property in different locations.

- **All network partners and infrastructure are already in place** for this company to start producing oil as soon as **potentially 90 days after breaking ground on the 3-4 new potential wells.**

<u>PREVIOUS PRODUCTION STATISTICS:</u>

- This property has already **produced around $40,000,000** worth of oil over around **10 years of operation.**
- **Many oil wells pump for well over 20-30 years** and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
- This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil out of the ground!

<u>WHY THIS MATTERS?</u>

- **Wolfer Finance,** if it is involved, **will be a preferred equity owner in the oil production company,** and as a management company, will also **be an operator of the oil production company** and wells so as to ensure the **proper management of our time investment, capital, and potential profits.**
- If this opportunity comes to fruition, **our company will be INVOLVED, managing the company from a "CSuite or Board" type level, not just a silent partner.**

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

APRs are subject to change with market conditions.

APRs are estimates and are based upon previous performance of our potential oil partner from the past 10+ years. The past is not an indicator of future performance.


POTENTIAL FUTURE ASSETS/BUSINESS MODELS
APPROX 30%
APPROX 15%
APPROX 25%
PHYSICAL BUSINESS MODELS
Physical Assets (Precious Metals, Etcetera)
Physical Businesses (Storage Unit Facilities, Long-Term Revenue)
Software as a Service
Regulation as a Service
Marketing as a Service
Media Management as a Service
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.


POTENTIAL FUTURE MASTER / VALIDATOR NODES
~15% APR
~22% APR
~11% APR
~14.4% APR
~8% APR
~7% APR
~15% APR
~20% APR
~9% APR
~11% APR
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

*There is no guarantee that Wolfer Finance secures any of the above mentioned assets or contracts for the above mentioned potential scenarios & business models. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual

agreement with the included parties, will govern the ability to start this potential future venture. All capital allocation will be determined by the Board of Directors at the time of capital allocation, into the best suited vehicles to deploy the capital into.*

APRs are subject to change with market conditions.

APRs are estimates and are based upon stats gathered from allnodes.com & nicehash.com in 2023. The past is not an indicator of future performance.

COMPETITIVE ADVANTAGES


ACCESS TO TOP TIER ASSETS
The main problem with these income generation vessels is that there are vast barriers to entering these markets for the lay person, but not with the solution and opportunity that are presented to you in Wolfer Finance.
PROVEN TRACK RECORD
Wolfer Finance has been in operation since 2022, and have been consistently generating income from validating transactions and storing the blockchain data for the ETH, AVAX, FTM, & FLUX blockchains.
INVESTMENT SECURITY
Our compliant digital security & the regulations that come along with CF offerings help protect you. Go check our track record, it's all accounted for and transparent since inception on our treasury page!
TECHNICAL KNOWLEDGE & BARRIERS TO ENTRY!
There are technological requirements to set up and maintain miners, command line and technical requirements to run and maintain validator and master nodes, not to mention the tens of thousands of dollars in upfront cost to buy miners and own validator and master nodes.
ETH Validators cost close to $100,000 at present, an AVAX validator costs over $100,000! Our FTM validator cost over 500,000 FTM tokens valued at over $400,000, and even the FLUX masternodes cost a whopping $40,000+ per node
These are the reasons that the retail investor cannot access these vehicles and income generation methods, but through investing in Wolfer Finance these retail investors do have exposure to these top tier asset classes in the blockchain space!

- **ACCESS TO TOP TIER ASSETS:** The main problem with these income generation vessels is that there are vast barriers to entering these markets for the lay

person, but not with the solution and opportunity that I am presenting to you in Wolfer Finance.

- **PROVEN TRACK RECORD:** Wolfer Finance has been in operation since 2022, and our master/validator nodes have been consistently generating income from validating transactions and storing the blockchain data for the Ethereum, Avalanche, Fantom Opera Network, & FLUX blockchains.
- **INVESTMENT SECURITY:** Our compliant digital security & regulated CF offering helps protect you and our business. Go check our track record, it's all accounted for and transparent since inception on our treasury page at https://wolfer.finance/treasury.
- **TECHNICAL KNOWLEDGE & BARRIERS TO ENTRY:** There are technological requirements to set up and maintain miners, command line and technical requirements to run and maintain validator and master nodes, not to mention the tens of thousands of dollars in upfront cost to buy miners and own validator and master nodes.

1. Ethereum Validators cost close to $100,000 at present due to the required collateral coins
2. Avalanche validator costs around $70,000 to own/host due to the required collateral coins
3. Our FTM validator cost over 500,000 FTM tokens valued at over $120,000 due to the required collateral coins
4. Even the FLUX masternodes cost a whopping $20,000+ per node to host. due to the required collateral coins.
5. These prices don't even account for the cost of the server space to actually host/run the node & store the data from inception.
6. These are the reasons that the retail investor cannot access these vehicles and income generation methods, but through investing in Wolfer Finance these retail

investors do have exposure to these top tier asset classes in the blockchain space!

All quoted prices and values of underlying required collateral coins are subject to change and fluctuations due to market conditions and coins prices.

MARKET/ASSET POTENTIAL

IF A BULL RUN ENSUES

	ETHEREUM	AVALANCHE	FLUX	FANTOM OPERA
APR	~4-5%	~7-8%	~12%	~7-8%
WOLFER FINANCE AVERAGE COIN BUY PRICE	$1,100	$15	$0.45	$0.23
CURRENT PRICE	$4,000	$54.00	$1.20	$0.83
ALL TIME HIGH PRICE	$4,810	$129	$3.02	$3.30
POTENTIAL ROI AT ATH	437% (4.4X)	860% (8.6X)	667% (6.7X)	1,435% (14.4X)
POTENTIAL APR AT ATH	16.5%	60%	80%	100%
POTENTIAL PROFIT ON ASSET APPRECIATION ATH (Per $100K Invested)	$437K (PER $100K INVESTED)	$860K (PER $100K INVESTED)	$667k (PER $100K INVESTED)	$1.435M (PER $100K INVESTED)
POTENTIAL ROI AT 2X ATH	874% (8.7X)	1,720% (17.2X)	1,334% (13.3X)	2,880% (28.8X)
POTENTIAL PROFIT ON ASSET APPRECIATION AT 2X ATH (Per $100K Invested)	$874K (PER $100K INVESTED)	$1.72M (PER $100K INVESTED)	$1.33M (PER $100K INVESTED)	$2.87M (PER $100K INVESTED)

*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Applicable, But Are Simply Projections. All calculations of APR & ROI are with respect to the Wolfer Finance ROI & APR. Net Profits / ROI for investors will be different & also based upon the valuation of assets when they joined the company. Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio" or "Assets Under Management" [illegible] companies" such as, but not limited to, ProSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

*All quoted prices and values of underlying required collateral coins are subject to change and fluctuations due to market conditions and coins prices. This table does not insinuate or guarantee a bullrun will ensue for blockchain or the above listed assets. This table is based upon simple mathematical calculations of a possible scenario where these coins/tokens reach their previous all time high prices, and/or double their previous all time high prices, and by no means constitutes any guarantees that this will happen any time in the future. This table illustrates the potential values of each master/validator node,

the underlying coin, the value of each $100,000 invested into the required collateral assets to run/host the above mentioned master/validator nodes, the potential APRs on the initial capital invested at those ATH or 2x ATH prices, etcetera.*


MEET THE TEAM
DREW WOLFER
CEO & Founder of Wolfer Finance
CEO & Co-Founder of PreSend.io
Owner & Creator of A Social Media Brand
(Drew Wolfer & Wolfer Finance)
CRAIG EMSLIE
CMO of Wolfer Finance
CMO of PreSend.io
Co-Founder of Click Profit
8 Figure Clickfunnels Award Winner

Company Overview

- Wolfer Finance launched its company in 2022. We did our launch during an extended bear market that saw crashes by the likes of Terra Luna, during all of the banking fiat currency lending crises, the war in the Ukraine of 2023, and we are still here and we are not stopping any time soon.
- We survived the FTX crash, as well as an over 2 year bear market. Our validators were up and running, generating income every day during all of those worldly & financial crises!
- We weathered the storm, with our portfolio intact, and we believe (in our humble opinions) that if we can survive those types of economic and worldly conditions then the future is bright for our investors and company!


MASTER & VALIDATOR NODES
(An "On-Chain" Real Estate Company)
~12% APR
COST ~$142K
WORTH ~$300K
~7-8% APR
COST ~$208K
WORTH ~$700K
~4-5% APR
COST ~$141K
WORTH ~$400K
~7-8% APR
COST ~$185K
WORTH ~$350K
1. We collateralize our assets (in these cases: ETH, AVAX, FTM, FLUX coins) & host those node licenses, softwares, and data on our servers (our house).
2. We then rent out our server space (our house) to the tenant (the tenant being the blockchain we are hosting; ie: ETH, AVAX, FTM, FLUX).
3. Our server space (our house) stores and houses the blockchain data (our tenant and their family and furniture) from inception and/or processes or validates transaction.
4. Our income and interest that is generated from housing the blockchain data and verifying and validating the transactions is dispersed to us in the form of gas fees (similar to the rent our tenant would pay).
5. Our income/interest generated are simply transaction processing fees (similar to how a credit card terminal or ATM charges a fee to use your card).
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.
Our "portfolio companies" such as, but not limited to, ProSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Wolfer Finance Corp is a long-term investment opportunity offered out to both accredited & non-accredited investors through a digital security token.

The capital committed during this offering is used to secure blockchain assets such as master & validator nodes, blockchain miners, and other infrastructure & subsidiary/management opportunities in order to provide blockchain infrastructure to the WEB3 space, as well as the real world assets & traditional business space. These master/validator nodes & mining assets generate income and revenue for the company and its investors.

Wolfer Finance Corp is a blockchain & WEB3 infrastructure company. We help host well known blockchains like ETH, AVAX, FTM, & FLUX through validator/master nodes as well as potentially mining coins like BTC, LTC, & DOGE in the future. These master/validator nodes have required coin collateral tied to them, which makes them out of the price range of most retail investors.

Wolfer Finance is a Blockchain and Web3 Infrastructure Conglomerate Company that services some of the top blockchains in the world.

Wolfer Finance hosts known blockchains via master and validator nodes. The largest assets in our seven-figure portfolio of master/validator nodes are listed below:

- Ethereum validator nodes - Exactly 32 ETH coins/tokens required collateral per validator node
- Avalanche validator node - At least 2,000 AVAX coins/tokens required collateral per validator node
- Flux master nodes - Exactly 40,000 FLUX coins/tokens required collateral per node
- FTM validator node - 500,000 coins/tokens required collateral per validator node

Check out our portfolio here: https://wolfer.finance/treasury

Collateral requirement statistics are based upon the data from 2022 & 2023 from the Wolfer Finance required collateral at the time of setting up each validator / masternode and are subject to change in the future with market conditions outside of Wolfer Finance's control.



POTENTIAL FUTURE ASSETS/BUSINESS MODELS
APPROX 30%
APPROX 15%
APPROX 25%
PHYSICAL BUSINESS MODELS
Physical Assets
(Precious Metals, Etcetera)
Physical Businesses
(Storage Unit Facilities, Long-Term Revenue)
Software as a Service
Regulation as a Service
Marketing as a Service
Media Management as a Service
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here Wolfer Finance is not an investment or financial
nstitution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners.
Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Wolfer Finance is also exploring launching a digital currency mining arm. We can mine assets like:

- Bitcoin
- Litecoin
- Dogecoin
- Kaspa

IF A BULL RUN ENSUES

	ETHEREUM	AVALANCHE	FLUX	FANTOM OPERA
APR	~4-5%	~7-8%	~12%	~7-8%
WOLFER FINANCE AVERAGE COIN BUY PRICE	$1,100	$15	$0.45	$0.23
CURRENT PRICE	$4,000	$54.00	$1.20	$0.83
ALL TIME HIGH PRICE	$4,810	$129	$3.02	$3.30
POTENTIAL ROI AT ATH	437% (4.4X)	860% (8.6X)	667% (6.7X)	1,435% (14.4X)
POTENTIAL APR AT ATH	16.5%	60%	80%	100%
POTENTIAL PROFIT ON ASSET APPRECIATION ATH (Per $100K Invested)	$437K (PER $100K INVESTED)	$860K (PER $100K INVESTED)	$667k (PER $100K INVESTED)	$1.435M (PER $100K INVESTED)
POTENTIAL ROI AT 2X ATH	874% (8.7X)	1,720% (17.2X)	1,334% (13.3X)	2,880% (28.8X)
POTENTIAL PROFIT ON ASSET APPRECIATION AT 2X ATH (Per $100K Invested)	$874K (PER $100K INVESTED)	$1.72M (PER $100K INVESTED)	$1.33M (PER $100K INVESTED)	$2.87M (PER $100K INVESTED)

*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Applicable, But Are Simply Projections. All calculations of APR & ROI are with respect to the Wolfer Finance ROI & APR. Net Profits / ROI for investors will be different & also based upon the valuation of assets when they joined the company."Wolfer Finance is not an investment or financial institution. Our "Assets". "Portfolio". or "Assets Under Management". etcetera. refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio

Wolfer Finance already has an 7-Figure portfolio of master / validator nodes / assets that survived the bear market of 2022/2023. The above graphic shows what our portfolio could look like if the above parameters are met in the future.

All quoted prices and values of underlying required collateral coins are subject to change and fluctuations due to market conditions and coins prices. This table does not insinuate or guarantee a bullrun will ensue for blockchain or the above listed assets. This table is based upon simple mathematical calculations of a possible scenario where these coins/tokens reach their previous all time high prices, and/or double their previous all time high prices, and by no means constitutes any guarantees that this will happen any time in the future. This table illustrates the potential values of each master/validator node, the underlying coin, the value of each $100,000 invested into the required collateral assets to run/host the above mentioned master/validator nodes, the potential APRs on the initial capital invested at those ATH or 2x ATH prices, etcetera.


PATENTED
PENDING
THE WOLFER FINANCE NETWORK
PRESEND
Wolfer Finance has potential access to early stage technology companies & startups (as subsidiaries) due to our MULTI-BILLION DOLLAR NETWORK of high net worth individuals.
SUBSIDIARY BUSINESS PORTFOLIO
Wolfer Finance already owns & manages a subsidiary silicon valley style software start-up, PreSend, with 2 Pending Patents. This is what we plan to accomplish through our service based business model, building an equity and management portfolio of companies in the WEB3 space!
Proofed by Hacken
9.95/10 SECURITY SCORE

Not only does Wolfer Finance have all of the previously mentioned assets under management right now, but Wolfer Finance even has a subsidiary Silicon Valley style software start-up called PreSend that has 2 pending patents, as well as a 6-figure stake in a land & mining rights position in a gold mine in Uganda (at the time of offering).

We believe that Wolfer Finance is uniquely positioned to prosper in the future as a company that provides blockchain infrastructure.

The blockchains we validate for, and potentially mine in the future, have the ability to appreciate in price over time, which is advantageous to our business model. Not only do the required collateral coins we validate, and potentially mine in the future, have that ability, but our stake in land/mining rights for a gold mine also has the ability to appreciate over time (gold, being the underlying asset being accrued).

Our portfolio of assets is already built and accruing income daily while our nodes are validating and storing blocks on the previously mentioned networks.

We believe that Wolfer Finance can scale its operations without much overhead, into many other sectors like real world assets and businesses like real estate & oil production,

as well as continuing to scale inside of WEB3 via blockchain infrastructure like digital currency mining and master / validator nodes. You are more than welcome to join our company, with our already housed and functioning assets and model, for the ride!


POTENTIAL FUTURE MASTER / VALIDATOR NODES
~15% APR
~22% APR
~11% APR
~14.4% APR
~8% APR
~7% APR
~15% APR
~20% APR
~9% APR
~11% APR
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures any of the above mentioned assets or contracts for the above mentioned potential scenarios & business models. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture. All capital allocation will be determined by the Board of Directors at the time of capital allocation, into the best suited vehicles to deploy the capital into.

All APRs are taken from allnodes.com in 2023 and are subject to change and market conditions. The past is not a predictor of future performance


POTENTIAL CRYPTO CURRENCY MINING
Flare gas refers to the gas that is flared, or burned off, during oil and gas production processes. In **oil and gas extraction sites,** particularly in oil fields, natural gas is often a byproduct
When this gas cannot be feasibly collected for use due to economic or technical constraints, it is burned in a flare system to reduce the hazards associated with its release into the atmosphere.
Wolfer Finance has potential access to a property that already has oil wells & flare gas infrastructure to help support a mining operation. Wolfer Finance, through its network, has access to a site that has **oil wells & flare gas infrastructure already built,** as well as access to land and an **over 50,000 sq ft metal building ready to help us host our miners for as close to $0 per kw/h as humanly possible!**
Higher Profits Due To Reduced Electricity Costs: Cryptocurrency mining requires substantial amounts of electricity. By using generators to convert flare gas into electricity, miners can tap into a previously wasted energy source. This lower cost of electricity directly translates into reduced operational costs for cryptocurrency mining operations (and potentially higher profit).
Remote Operation & Site-Ready: Many oil extraction sites are located in remote areas. Using the site that Wolfer Finance has access to means that our operations will be safe & secure, and the site already has an over 50,000 sqft metal building with multiple acres of land ready to host miners.
Reduce Carbon Footprint: By converting the gas to electricity on-site, miners can also reduce their carbon footprint compared to relying on grid electricity that might come from more carbon-intensive sources.
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here.Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio" or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

All APRs are taken from nicehash.com as of 2023 and are subject to change and market conditions. The past is not a predictor of future performance.


POTENTIAL RESIDENTIAL/COMERCIAL REAL ESTATE
We're excited to announce our collaboration with a potential residential real estate partner, a seasoned player in the real estate arena.
We have the opportunity to help manage and operate an already established residential real estate business that buys/sells residential real estate, as well as has the ability and opportunity for residential real estate development for both short term flips, and long-term income generating assets (in this example: Wolfer Finance would own and lease/rent out the properties).
Their track record speaks volumes, with consistent project completions that not only meet, but often exceed, the anticipated 50% profit margin per 9-month flip or residential build.
By joining forces, Wolfer Finance can leverage our partner's proven strategies and market insights, while adding our expertise in project management and investment optimization.
WHY THIS MATTERS?
Short-Term Commitment, Long-Term Gains: A 9-month flip cycle ensures our capital isn't tied up for long, making it a perfect opportunity for investors seeking both agility and profitability in their portfolio. -
Verified Success Model: With our partner already achieving remarkable success in this domain, our potential collaboration is a testament to the viability and profitability of these ventures.
We're not just proposing a theoretical model: We're inviting you to be part of a proven success story, while helping to manage the company along its entire trajectory and involvement.
Scalability: With projected profits ranging between 50%, in a 9-month timeframe, multiple flips and developments can happen per year. Those potential profits can be compounded into new deals and assets immediately, and the real estate market allows us to scale almost infinitely.
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included In APR. Not All Holdings/Assets Are Listed Visually Here Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

APRs, values, estimates, & stats are taken from our potential real estate partner(s) results and are subject to change and market fluctuations. The past is not a predictor of future performance.


POTENTIAL OIL PRODUCTION
Wolfer Finance has a potential controlling interest & management opportunity to potentially produce millions of barrels of oil over the coming years!
Yes, you heard that right! Wolfer Finance has the opportunity to potentially be a managing member and operator of the interest of an oil production company based in the United States!
THE OPPORTUNITY
Potentially drill 3-4 different oil wells, on the same property, and extract the oil out of the ground to send off to the oil partners for production.
This business is plug and play, as it is ready-made due to the fact that they have already drilled previous wells on this property in different locations.
All network partners and infrastructure are already in place for this company to start producing oil as soon as potentially 90 days after breaking ground on the 3-4 new potential wells.
PREVIOUS PRODUCTION STATISTICS
This property has already produced around $40,000,000 worth of oil over around 10 years of operation.
Many oil wells pump for well over 20-30 years and are re-drilled in new portions of the property or oil reservoir in order to reach full potential oil production.
This is exactly where we are today, drilling new wells deeper into the oil reservoir, from different points on the property, to extract the rest of the oil from the ground!
WHY THIS MATTERS?
Wolfer Finance, if it is involved, will be a preferred equity owner in the oil production company, and as a management company, will also be an operator of the oil production company and wells so as to ensure the proper management of our time investment, capital, and potential profits.
If this opportunity comes to fruition, our company will be INVOLVED, managing the company from a "C-Suite or Board" type level, not just a silent partner
*All Values & APRs Are Projections & Are Subject To change & Market Conditions. Price Appreciation of Assets Not Included in APR. Not All Holdings/Assets Are Listed Visually Here Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", etcetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

There is no guarantee that Wolfer Finance secures a contract for the above mentioned potential scenario. Negotiations & due diligence, as well as proper funding through this CF & reaching a contractual agreement with the included parties, will govern the ability to start this potential future venture.

The APRs, values, income, estimates, etcetera, are taken from the historical performance of our potential oil production partner. The past is not an indicator of future performance.

Forward-looking Statements: Certain statements in this information, including estimates, projections, statements relating to our business plans and objectives, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are

subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Therefore undue reliance should not be placed on any such forward-looking statements.

Wolfer Finance is not an investment or financial institution. Our "Assets", "Portfolio", or "Assets Under Management", et cetera, refer solely to the required collateral it takes to run/host/house master/validator nodes & blockchain infrastructure such as digital currency mining & miners. Our "portfolio companies" such as, but not limited to, PreSend are subsidiary companies and Wolfer Finance is not a private equity or venture capital company.

Footnotes:

1) The Investors, whether Digital Security or other tokenholders, are eligible for up to 50% of the net profit, less capital expenditures, of Wolfer Finance as determined by the board of directors. Distributions of Wolfer Finance profits are contingent on success of the business and will be determined by the board of directors.

2) Terms and conditions apply to the percentage of perk tokens issued based upon the date/time of investment, the availability of perk tokens, as well as the capacity of perk tokens. Perk tokens are made available once the offering has closed and are backed and redeemable 1:1 by USDC. The tiers go as follows: 10%, in perk tokens, for the first 2 weeks OR once $250,000 in investor funding is raised. 8%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 6%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 4%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 2%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 0%, in perk tokens, once 6 weeks have passed OR $650,000 in investor funding is raised.

3) Terms and conditions apply to the percentage of additional digital security tokens issued to an investor based upon the date/time of investment, the availability of digital

security tokens, as well as the capacity of bonus digital security tokens issued. Bonus digital security tokens are made available once the offering has closed. This BONUS is only available for the first $250,000 worth of Wolfer Finance digital security token investor funding proceeds. Investors will receive an additional $25 worth of Wolfer Finance tokens for the first $100 they invest, tokens become available after the offering closes. Terms and conditions apply. This BONUS closes once Wolfer Finance has reached $250,000 in funding.